Exhibit 99.1

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

88 Tongda Road, Touqiao Town

Guangling District, Yangzhou, 225000

People’s Republic of China

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 8, 2025

TO THE SHAREHOLDERS OF MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.:

Notice is hereby given that Meihua International Medical Technologies Co., Ltd., an exempted company incorporated in the Cayman Islands with limited liability(the “Company”), will hold its extraordinary general meeting of shareholders at 9:00am Eastern Time, on November 8, 2025, and at any adjournment or adjournments thereof (the “Extraordinary Meeting”) at 88 Tongda Road, Touqiao Town, Guangling District, Yangzhou, China, 225000 for the purpose of considering and if thought fit, passing the following resolutions:

1.	It is resolved as an ordinary resolution that, with immediate effect:

(a)

(i)          every one hundred (100) issued and unissued ordinary shares of par value USD0.0005 each of the Company be consolidated into one (1) consolidated ordinary share (each a “Consolidated Ordinary Share”) of par value USD0.05 each, such Consolidated Ordinary Shares shall rank pari passu in all respects with each other and be subject to the same rights and restrictions (save as to nominal value) as contained in the existing memorandum and articles of association of the Company; and

(ii)         every one hundred (100) issued and unissued preferred shares of par value USD0.0005 each of the Company be consolidated into one (1) consolidated preferred share (each a “Consolidated Preferred Share”) of par value USD0.05 each, such Consolidated Preferred Shares shall rank pari passu in all respects with each other and be subject to the same rights and restrictions (save as to nominal value) as contained in the existing memorandum of association and articles of association of the Company,

(together, the “Share Consolidation”), so that following the Share Consolidation, the authorized share capital of the Company will be changed from USD50,000 divided into (i) 80,000,000 ordinary shares of par value USD0.0005 each and (ii) 20,000,000 preferred shares of par value USD0.0005 each to USD50,000 divided into (i) 800,000 ordinary shares of par value USD0.05 each and (ii) 20,000 preferred shares of par value USD0.05 each; and

(b)	no fractional shares shall be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the number of Shares to be received by such shareholder be rounded up to the next highest whole number of Shares (together with 1(a), the “Share Consolidation Proposal”).

2.	It is resolved as an ordinary resolution that, immediately following the Share Consolidation, the authorized share capital of the Company be increased from USD50,000 divided into (i) 800,000 ordinary shares of par value USD0.05 each and (ii) 20,000 preferred shares of par value USD0.05 each to USD500,000,000 divided into (i) 8,000,000,000 ordinary shares of par value USD0.05 each and (ii) 2,000,000,000 preferred shares of par value USD0.05 each, by the creation of 7,999,200,000 ordinary shares of USD0.05 each and 1,999,980,000 preferred shares of USD0.05 each (the “Increase of the Authorized Share Capital”).

3.

It is resolved as a special resolution that, immediately following the Increase of the Authorized Share Capital:

(a)         7,000,000,000 of the authorized ordinary shares of par value USD0.05 each (including all of the existing issued ordinary shares) in the Company will be re-designated and re-classified as 7,000,000,000 class A ordinary shares of par value USD0.05 each (the “Class A Ordinary Shares”), where the rights of the existing ordinary shares shall be the same as the Class A Ordinary Shares;

(b)          1,000,000,000 of the authorized but unissued ordinary shares of par value of USD0.05 each in the Company will be cancelled and a new class of shares comprising of 1,000,000,000 class B ordinary shares of par value USD0.05 each (the “Class B Ordinary Shares”), which shall have the rights and subject to the restrictions set forth in the second amended and restated memorandum and articles of association to be adopted by the Company pursuant to resolution 4 below, will be created; and such that the authorized share capital of the Company shall become USD500,000,000 divided into (i) 7,000,000,000 Class A Ordinary Shares of a par value of USD0.05 each; (ii) 1,000,000,000 Class B Ordinary Shares of a par value of USD0.05 each and (c) 2,000,000,000 preferred shares of a par value of USD0.05 each (the “Share Capital Amendment”), and that following the Share Capital Amendment having taken effect, and upon the Company's receipt of the consent to repurchase and application for shares as duly executed by Bright Accomplish Limited (“BAL”), the Company shall repurchase 159,350 Class A Ordinary Shares held by BAL, all of which are fully paid shares, in consideration of and out of the proceeds of the Company's new issuance of 159,350 Class B Ordinary Shares to BAL, and such issuance of 159,350 Class B Ordinary Shares to BAL be and is hereby approved and confirmed (collectively, the “Share Capital Amendment Proposal”).

4.	It is resolved as a special resolution that, conditional upon the Share Consolidation Proposal, the Increase of Authorized Share Capital and the Share Capital Amendment Proposal having been duly approved by the shareholders of the Company, the amended and restated memorandum and articles of association of the Company adopted by special resolutions dated December 21, 2020, be amended and restated by the deletion in their entirety and by the substitution in their place of the second amended and restated memorandum and articles of association in the form as attached hereto as Appendix A (the “Amended M&AA”) to reflect, inter alia, the proposed resolutions set forth herein.

5.	It is resolved as an ordinary resolution, to approve and adopt the Company’s 2025 Equity Incentive Plan (the “2025 Plan”) and all transactions contemplated thereunder, including the reservation and issuance of shares.

6.

It is resolved as an ordinary resolution that any one or more of the directors of the Company be and is hereby authorized to do all such acts and things and execute all such documents and deliver all such documents, which are ancillary to the Share Consolidation Proposal, the Increase of the Authorized Share Capital, the Share Capital Amendment Proposal, the adoption of the Amended M&AA, and the adoption of the 2025 Plan, including but not limited to, making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation, the Increase of the Authorized Share Capital, the Share Capital Amendment Proposal, the adoption of the Amended M&AA, and the adoption of the 2025 Plan; the registered office provider of the Company be instructed to make all necessary filings with the Registrar of Companies of the Cayman Islands in connection with the Share Consolidation, the Increase of the Authorized Share Capital, the Share Capital Amendment Proposal, the adoption of the Amended M&AA, and the adoption of the 2025 Plan; and the Company’s share registrar be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director of the Company be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (the “Authorization of Directors”).

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” ALL OF THE PROPOSALS LISTED ABOVE.

Only shareholders at the close of business on October 22, 2025, New York time (the “Record Date”) can vote at the Extraordinary Meeting or at any adjournment that may take place.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE AND YOU APPOINT THE CHAIR OF THE EXTRAORDINARY MEETING AS YOUR PROXY, YOUR SHARES WILL BE VOTED “FOR” ALL OF THE PROPOSALS LISTED ABOVE. IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF WHO YOU WISH TO APPOINT AS YOUR PROXY, THE CHAIR OF THE EXTRAORDINARY MEETING WILL BE APPOINTED AS YOUR PROXY.

A quorum of shareholders is necessary to hold a valid meeting. A quorum will be present at the meeting if one or more members of the Company is present in person or by proxy holding at least a majority of the paid up voting share capital of the Company. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place or to such other day and at such other time and place as the Directors may decide, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the member or members present and entitled to vote shall be a quorum.

On the Record Date, we had 55,904,468 ordinary shares, par value of USD0.0005 each (“Ordinary Shares”) and no preferred share, par value of USD0.0005 each, outstanding and entitled to vote. Each holder of record of our Ordinary Shares on that date will be entitled to one (1) vote for each share held on all matters to be voted upon.

We are providing this notice and the accompanying proxy card to our shareholders in connection with the solicitation of proxies to be voted at the Extraordinary Meeting and at any adjournments or postponements of the Extraordinary Meeting.

We cordially invite all shareholders to attend the Extraordinary Meeting in person. However, shareholders entitled to attend and vote are also entitled to appoint a proxy to attend and vote instead of such holders. A proxy need not be a shareholder of the Company. If you are a shareholder of the Company and whether or not you expect to attend the Extraordinary Meeting in person, please mark, date, sign and return the enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the Extraordinary Meeting.  If you send in your form of proxy and then decide to attend the Extraordinary Meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the notice. Whether or not you plan to attend the Extraordinary Meeting, we urge you to read this notice carefully and to vote your shares. Your vote is very important. If you are a registered shareholder, please vote your shares as soon as possible by completing, signing, dating, and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker, or other nominee, you will need to follow the instructions provided to you by your bank, broker, or other nominee to ensure that your shares are represented and voted at the Extraordinary Meeting. If you sign, date, and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals to be considered at the Extraordinary Meeting.

I want to thank all of our shareholders as we look forward to what we believe will be an exciting future for our business.

By Order of the Board of Directors,

/s/ Ailiang Wang
Ailiang Wang Chairwoman

Date: October 23, 2025

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY U. S. STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING NOTICE OR PASSED UPON THEIR MERITS OR FAIRNESS, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE NOTICE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MEIHUA INTERNATIONAL MEDICAL TECHNOLOGIES CO., LTD.

NOTICE OF EXTRAORDINARY MEETING OF SHAREHOLDERS

GENERAL

Meihua International Medical Technologies Co., Ltd., a Cayman Islands exempted company with limited liability (the “Company”), is holding an Extraordinary General Meeting of shareholders on November 3, 2025, or at any adjournment or postponement thereof (the “Extraordinary Meeting”).  The Extraordinary Meeting will be held 88 Tongda Road, Touqiao Town, Guangling District, Yangzhou, 225000, People’s Republic of China.

RECORD DATE, SHARE OWNERSHIP AND QUORUM

Holders of our ordinary shares (the “Ordinary Shares”) as of the close of business on October 22, 2025, are entitled to vote at the Extraordinary Meeting. As of October 22, 2025, 55,904,468 Ordinary Shares were issued and outstanding. No preferred share has been issued by the Company to date. A quorum of shareholders is necessary to hold a valid meeting. A quorum will be present at the meeting if one or more members of the Company present in person or by proxy holding at least a majority of the paid-up voting share capital of the Company.

RESOLUTIONS TO BE VOTED ON

1.	(a)

It is resolved as an ordinary resolution that, with immediate effect:

(i)           every one hundred (100) issued and unissued ordinary shares of par value USD0.0005 each in the share capital of the Company be consolidated into one (1) consolidated ordinary share (each a “Consolidated Ordinary Share”) of par value USD0.05 each, such Consolidated Ordinary Shares shall rank pari passu in all respects with each other and be subject to the same rights and restrictions (save to as nominal value) as contained in the existing memorandum and articles of association of the Company; and

(ii)          every one hundred (100) issued and unissued preferred shares of par value USD0.0005 each of the Company be consolidated into one (1) consolidated preferred share (each a “Consolidated Preferred Share”) of par value USD0.05 each, such Consolidated Preferred Shares shall rank pari passu in all respects with each other and be subject to the same rights and restrictions (save as to nominal value) as contained in the existing memorandum of association and articles of association of the Company,

(together, the “Share Consolidation”), so that following the Share Consolidation, the authorized share capital of the Company will be changed from USD50,000 divided into (i) 80,000,000 ordinary shares of par value USD0.0005 each and (ii) 20,000,000 preferred shares of par value USD0.0005 each to USD50,000 divided into (i) 800,000 ordinary shares of par value USD0.05 each and (ii) 20,000 preferred shares of par value USD0.05 each; and

(b)	no fractional shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the number of Shares to be received by such shareholder be rounded up to the next highest whole number of Shares (together with 1(a), the “Share Consolidation Proposal”).

2.

It is resolved as an ordinary resolution that, immediately following the Share Consolidation, the authorized share capital of the Company be increased from USD50,000 divided into (i) 800,000 ordinary shares of par value USD0.05 each and (ii) 20,000 preferred shares of par value USD0.05 each to USD500,000,000 divided into (i) 8,000,000,000 ordinary shares of par value USD0.05 each and (ii) 2,000,000,000 preferred shares of par value USD0.05 each, by the creation of 7,999,200,000 ordinary shares of USD0.05 each and 1,999,980,000 preferred shares of USD0.05 each (the “Increase of the Authorized Share Capital”).

3.

It is resolved as a special resolution that, immediately following the Increase of the Authorized Share Capital:

(a)         7,000,000,000 of the authorized ordinary shares of par value USD0.05 each (including all of the existing issued ordinary shares) in the Company will be re-designated and re-classified as 7,000,000,000 class A ordinary shares of par value USD0.05 each (the “Class A Ordinary Shares”), where the rights of the existing ordinary shares shall be the same as the Class A Ordinary Shares;

(b)          1,000,000,000 of the authorized but unissued ordinary shares of par value of USD0.05 each in the Company will be cancelled and a new class of shares comprising of 1,000,000,000 class B ordinary shares of par value USD0.05 each (the “Class B Ordinary Shares”), which shall have the rights and subject to the restrictions set forth in the second amended and restated memorandum and articles of association to be adopted by the Company pursuant to resolution 4 below, will be created; and

such that the authorized share capital of the Company shall become USD500,000,000 divided into (i) 7,000,000,000 Class A Ordinary Shares of a par value of USD0.05 each; (ii) 1,000,000,000 Class B Ordinary Shares of a par value of USD0.05 each and (c) 2,000,000,000 preferred shares of a par value of USD0.05 each (the “Share Capital Amendment”), and that following the Share Capital Amendment having taken effect, and upon the Company's receipt of the consent to repurchase and application for shares as duly executed by Bright Accomplish Limited (“BAL”), the Company shall repurchase 159,350 Class A Ordinary Shares held by BAL, all of which are fully paid shares, in consideration of and out of the proceeds of the Company's new issuance of 159,350 Class B Ordinary Shares to BAL, and such issuance of 159,350 Class B Ordinary Shares to BAL be and is hereby approved and confirmed (collectively, the “Share Capital Amendment Proposal”).

4.	It is resolved as a special resolution that, conditional upon the Share Consolidation Proposal, the Increase of Authorized Share Capital and the Share Capital Amendment Proposal having been duly approved by the shareholders of the Company, the amended and restated memorandum and articles of association of the Company adopted by special resolutions dated December 21, 2020, be amended and restated by the deletion in their entirety and by the substitution in their place of the second amended and restated memorandum and articles of association in the form as attached hereto as Appendix A (the “Amended M&AA”) to reflect, inter alia, the proposed resolutions set forth herein.

5.	It is resolved as an ordinary resolution, to approve and adopt the Company’s 2025 Equity Incentive Plan (the “2025 Plan”) and all transactions contemplated thereunder, including the reservation and issuance of shares.

6.	It is resolved as an ordinary resolution that any one or more of the directors of the Company be and is hereby authorized to do all such acts and things and execute all such documents and deliver all such documents, which are ancillary to the Share Consolidation Proposal, the Increase of the Authorized Share Capital, the Share Capital Amendment Proposal, the adoption of the Amended M&AA, and the adoption of the 2025 Plan, including but not limited to, making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation, the Increase of the Authorized Share Capital, the Share Capital Amendment Proposal, the adoption of the Amended M&AA, and the adoption of the 2025 Plan; the registered office provider of the Company be instructed to make all necessary filings with the Registrar of Companies of the Cayman Islands in connection with the Share Consolidation, the Increase of the Authorized Share Capital, the Share Capital Amendment Proposal, the adoption of the Amended M&AA, and the adoption of the 2025 Plan; and the Company’s share registrar be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director of the Company be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (the “Authorization of Directors”).

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” ALL OF THE PROPOSALS LISTED ABOVE.

VOTING AND SOLICITATION

Each Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at the Extraordinary Meeting.

At the Extraordinary Meeting, every holder of Ordinary Shares as at the Record Date, present in person or by proxy, may vote the fully paid Ordinary Shares held by such holder of Ordinary Shares. A resolution put to the vote of a meeting shall be decided on a show of hands, unless a poll is demanded by the Chairman or by one or more shareholder present in person or by proxy entitled to vote and who together hold not less than 10 percent of the paid up voting share capital of the Company. The chairman at the Extraordinary Meeting will be demanding a poll to be taken. The affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting will be required for each ordinary resolution. The affirmative vote of two thirds of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting will be required for each special resolution.  In computing the majority when a poll is demanded, regard shall be had to the number of votes to which each holder of Ordinary Shares is entitled.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers, and regular employees, without additional compensation, in person or by telephone or electronic mail.  Copies of solicitation materials will be furnished to banks, brokers, fiduciaries, and custodians holding in their names our Ordinary Shares beneficially owned by others to forward to those beneficial owners.

VOTING BY HOLDERS OF ORDINARY SHARES

When proxies are properly completed, dated, signed and returned by holders of Ordinary Shares, the Ordinary Shares they represent, unless the proxies are revoked, will be voted at the Extraordinary Meeting in accordance with the instructions of the shareholder.  .

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Extraordinary Meeting.

Please refer to this proxy statement for information related to the proposals.

REVOCABILITY OF PROXIES

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time before your proxy is voted. Such revocation may be effected by following the instructions for voting on your proxy card. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein. However, if you are shareholder of record, delivery of a proxy would not preclude you from attending and voting in person at the meeting convened and in such event, the instrument appointing a proxy and authority granted to such proxy shall be deemed to be revoked. If the Extraordinary Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Extraordinary Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Extraordinary Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Extraordinary Meeting.

RESOLUTION 1

TO APPROVE, CONFIRM AND RATIFY THE SHARE CONSOLIDATION

General

The Company received notice on December 3, 2024 from the staff (the “Staff”) of the Nasdaq Stock Market (“Nasdaq”) that it was not in compliance with the minimum bid price requirements of Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”). The Company received an initial 180 days (or through June 2, 2025) to regain compliance. In order to be eligible to receive an additional 180-day compliance period, the Company was required to apply to transfer from the Nasdaq Global Market to the Nasdaq Capital Market, which the Company completed on May 20, 2025, and submit a plan of compliance to Nasdaq.

On June 3, 2025, the Company received notice from the Staff that Nasdaq has approved the Company’s application to list its shares on the Nasdaq Capital Market. The Company’s securities was transferred to the Capital Market at the opening of business on June 6, 2025. Further, the Staff informed the Company that it is eligible for an additional 180 days, or until December 1, 2025, to regain compliance with the Minimum Bid Price Requirement (the “Extended Compliance Period”)

As a result, the Company, and the board of directors (the “Board”) deems that it is of the best interests of the Company and the shareholders to complete a share consolidation so that it will be able to meet the minimum bid price requirement. The Board believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholders’ votes to approve, confirm, and ratify the Share Consolidation.

The Share Consolidation must be passed by ordinary resolution which requires the affirmative vote of a simple majority of the votes cast at the Extraordinary Meeting by the shareholders present in person or represented by proxy and entitled to vote on such proposals, either in person, by proxy or by authorized representative.

The Share Consolidation will be implemented simultaneously for all Ordinary Shares and Preferred Shares. The Share Consolidation affects all shareholders uniformly and has no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Registration and Trading of our Ordinary Shares

The Share Consolidation does not affect our obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission (the “SEC”). In connection with the Share Consolidation, the CUSIP number of our Ordinary Shares (which is an identifier used by participants in the securities industry to identify our Ordinary Shares) will be updated.

Fractional Shares

No fractional shares will be issued to any shareholders in connection with the Share Consolidation. Each shareholder will be entitled to receive one ordinary share in lieu of the fractional share that resulted from the Share Consolidation. There will be additional Ordinary Shares issued as round-up shares.

Reasons for the Share Consolidation

As discussed above, the Share Consolidation is for regaining compliance with Nasdaq Listing Rule 5450(a)(1). To regain compliance, the Company’s Ordinary Shares must have a closing bid price of at least US$1.00 for a minimum for 10 consecutive business days and shall not have a closing bid price of $0.10 or less for ten consecutive trading days during the compliance period. The Board deems it is of the best interests of the Company and the shareholders to complete a Share Consolidation so that it is able to meet the minimum bid price requirement.

In addition, the Board also believes that the increased market price of our Ordinary Shares as a result of implementing the Share Consolidation could improve the marketability and liquidity of our Ordinary Shares and may encourage interest and trading in our Ordinary Shares. The Share Consolidation allowed a broader range of institutions to invest in our Ordinary Shares (namely, funds that are prohibited from buying stock whose price is below a certain threshold), potentially increasing the trading volume and liquidity of our Ordinary Shares. The Share Consolidation could help increase analyst and broker interest in the Ordinary Shares, as their policies can discourage them from following or recommending companies with low stock prices. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, a low average price per share of our Ordinary Shares can result in individual shareholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were higher.

Determination of the Ratio for the Share Consolidation

In determining the combination ratio to use, the Company considered numerous factors, including the historical and projected performance of our Ordinary Shares, the effect of the consolidation ratio on our compliance with other Nasdaq listing requirements, prevailing market conditions and general economic trends, and placed emphasis on the expected closing price of our Ordinary Shares in the period following the effectiveness of the Share Consolidation. The Company also considered the impact of the consolidation on investor interest.

Principal Effects of the Share Consolidation

After the effectiveness of the Share Consolidation, each shareholder owns a reduced number of shares of the Company. Except for adjustments that may result from the treatment of fractional shares as described above, the Share Consolidation affects all shareholders uniformly. The proportionate voting rights and other rights and preferences of the shareholders were not affected by the Share Consolidation (other than as a result of the payment of cash in lieu of fractional shares). For example, a holder of 2% of the voting power of the outstanding shares of our Ordinary Shares immediately prior to a Share Consolidation continues to hold 2% of the voting power of the outstanding shares of our Ordinary Shares immediately after such Share Consolidation. The number of shareholders of record also will not be affected by the proposed Share Consolidation.

The following table contains approximate number of issued and outstanding shares of Ordinary Shares following a 1:100 Share Consolidation, without giving effect to any adjustments for fractional shares of Ordinary Shares or the issuance of any derivative securities, as of October 22, 2025.

	Shares of Stock Outstanding
	Before Share Consolidation	Post Share Consolidation Ratio of 1 to 100
Ordinary Shares	55,904,468	559,045

Risks Associated with the Share Consolidation

We cannot predict whether the Share Consolidation will increase the market price for our Ordinary Shares. The history of similar share combinations for companies in like circumstances is varied, and the market price of our Ordinary Shares will also be based on our performance and other factors, some of which are unrelated to the number of shares outstanding. Further, there are a number of risks associated with the Share Consolidation, including the issuance of additional Ordinary Shares as round up shares without further shareholder approval, which would result in dilution to the current holders of our Ordinary Shares.

Book-Entry Shares

Shareholders who hold uncertificated shares (i.e., shares held in book-entry form and not represented by a physical share certificate), either as direct or beneficial owners, had their holdings electronically adjusted automatically by our transfer agent (and, for beneficial owners, by their brokers or banks that hold in “street name” for their benefit, as the case may be) to give effect to the Share Consolidation. Shareholders who hold uncertificated shares as direct owners was sent a statement of holding from our transfer agent that indicates the number of post-Share Consolidation Ordinary Shares owned in book-entry form.

Certificated Shares

As soon as practicable after the effective time of the Share Consolidation, shareholders were notified that the Share Consolidation has been effected. Our transfer agent acted as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-consolidation shares were asked to surrender to the exchange agent certificates representing pre-consolidation shares in exchange for certificates representing post-consolidation shares in accordance with the procedures to be set forth in a letter of transmittal to be sent by us or our exchange agent. No new certificate was issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-consolidation shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, were automatically exchanged for post-Share Consolidation Ordinary Shares.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Accounting Matters

The Share Consolidation does not affect the share capital account on our balance sheet. The stated capital component was reduced proportionately based upon the Share Consolidation and the additional paid-in capital component was increased with the amount by which the stated capital is reduced. Immediately after the Share Consolidation, the per share net income or loss and net book value of our Ordinary Shares were increased because there were fewer shares outstanding. All historic share and per share amounts in our financial statements and related footnotes will be adjusted accordingly for the Share Consolidation.

No Going Private Transaction

Notwithstanding the decrease in the number of outstanding shares following the proposed Share Consolidation, our Board does not intend for this transaction to be the first step in a “going private transaction” within the meaning of Rule 13e-3 of the Exchange Act.

 Material United States Federal Income Tax Consequences of the Share Consolidation

Each shareholder should consult its tax advisor as to the particular facts and circumstances which may be unique to such shareholder and also as to any estate, gift, state, local or foreign tax considerations arising out of the Share Consolidation.

 Interests of Directors and Executive Officers

Our directors and executive officers have no substantial interests, directly or indirectly, in the matters set forth in this proposal except to the extent of their ownership of shares.

Right to Abandon Share Consolidation

The Board may, in its sole discretion, choose not to proceed with the Share Consolidation, even if shareholders have voted in favor of Proposal 1 (the Share Consolidation). If this occurs, it will not affect the effectiveness of the other proposals.

Resolutions

The Board proposes to solicit shareholder approval to effect a combination of the Company’s authorized and issued share capital, at a ratio of one-for-one hundred. The resolution be put to the shareholders to consider and to vote upon at the Extraordinary Meeting in relation to consolidating the authorized share capital of the Company is:

1.	“IT IS HEREBY RESOLVED, as an ordinary resolution, that, with immediate effect:

(a)

(i)           every one hundred (100) issued and unissued ordinary shares of par value USD0.0005 each in the share capital of the Company be consolidated into one (1) consolidated ordinary share (each a “Consolidated Ordinary Share”) of par value USD0.05 each, such Consolidated Ordinary Shares shall rank pari passu in all respects with each other and be subject to the same rights and restrictions (save to as nominal value) as contained in the existing memorandum and articles of association of the Company; and

(ii)          every one hundred (100) issued and unissued preferred shares of par value USD0.0005 each of the Company be consolidated into one (1) consolidated preferred share (each a “Consolidated Preferred Share”) of par value USD0.05 each, such Consolidated Preferred Shares shall rank pari passu in all respects with each other and be subject to the same rights and restrictions (save as to nominal value) as contained in the existing memorandum of association and articles of association of the Company,

(together, the “Share Consolidation”), so that following the Share Consolidation, the authorized share capital of the Company will be changed from USD50,000 divided into (i) 80,000,000 ordinary shares of par value USD0.0005 each and (ii) 20,000,000 preferred shares of par value USD0.0005 each to USD50,000 divided into (i) 800,000 ordinary shares of par value USD0.05 each and (ii) 20,000 preferred shares of par value USD0.05 each; and

(b)	no fractional shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the number of Shares to be received by such shareholder be rounded up to the next highest whole number of Shares (“Share Consolidation Proposal”).”

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting will be required to approve the Share Consolidation.

THE BOARD RECOMMENDS A VOTE “FOR” RESOLUTION 1, TO APPROVE THE SHARE

CONSOLIDATION OF THE COMPANY’S SHARES AS DESCRIBED IN THIS RESOLUTION 1.

RESOLUTION 2

TO APPROVE THE INCREASE OF THE COMPANY’S AUTHORIZED SHARE CAPITAL

General

The Board believes that it is in the best and commercial interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to increase the authorized number of the Company’s shares to 10,000,000,000 without reducing the par value of each share in the Company such that the authorized share capital of the Company shall be increased to USD500,000,000.

The Increase of Authorized Share Capital must be passed by an ordinary resolution which requires the affirmative vote of a simple majority of the votes cast at the Extraordinary Meeting by the shareholders present in person or represented by proxy and entitled to vote on such proposals, either in person, by proxy or by authorized representative and is subject to the Share Consolidation being effected. The resolution be put to the shareholders to consider and to vote upon at the Extraordinary Meeting in relation to amending the authorized share capital of the Company is:

2.

“IT IS HEREBY RESOLVED, as an ordinary resolution, that immediately following the Share Consolidation, the authorized share capital of the Company be increased from USD50,000 divided into (i) 800,000 ordinary shares of par value USD0.05 each and (ii) 20,000 preferred shares of par value USD0.05 each to USD500,000,000 divided into (i) 8,000,000,000 ordinary shares of par value USD0.05 each and (ii) 2,000,000,000 preferred shares of par value USD0.05 each, by the creation of 7,999,200,000 ordinary shares of USD0.05 each and 1,999,980,000 preferred shares of USD0.05 each (the “Increase of the Authorized Share Capital”). ”

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting will be required to approve the Increase of Authorized Share Capital.

THE BOARD RECOMMENDS A VOTE “FOR” RESOLUTION 2, TO APPROVE THE INCREASE OF THE

AUTHORIZED SHARE CAPITAL OF THE COMPANY AS DESCRIBED IN THIS RESOLUTION 2.

RESOLUTION 3

TO APPROVE THE SHARE CAPITAL AMENDMENT PROPOSAL

Proposed Amendment of Share Capital

The resolution be put to the shareholders to consider and to vote upon at the Extraordinary Meeting to adopting the amendment of share capital for and on behalf of the Company is:

3.	“IT IS HEREBY RESOLVED, as a special resolution, that:

immediately following the Increase of the Authorized Share Capital:

(a)	7,000,000,000 of the authorized ordinary shares of par value USD0.05 each (including all of the existing issued ordinary shares) in the Company will be re-designated and re-classified as 7,000,000,000 class A ordinary shares of par value USD0.05 each (the “Class A Ordinary Shares”), where the rights of the existing ordinary shares shall be the same as the Class A Ordinary Shares;

(b)	1,000,000,000 of the authorized but unissued ordinary shares of par value of USD0.05 each in the Company will be cancelled and a new class of shares comprising of 1,000,000,000 class B ordinary shares of par value USD0.05 each (the “Class B Ordinary Shares”), which shall have the rights and subject to the restrictions set forth in the second amended and restated memorandum and articles of association to be adopted by the Company pursuant to resolution 4 below, will be created, such that the authorized share capital of the Company shall become USD500,000,000 divided into (i) 7,000,000,000 Class A Ordinary Shares of a par value of USD0.05 each; (ii) 1,000,000,000 Class B Ordinary Shares of a par value of USD0.05 each and (c) 2,000,000,000 preferred shares of a par value of USD0.05 each (the “Share Capital Amendment”), and that following the Share Capital Amendment having taken effect, and upon the Company's receipt of the consent to repurchase and application for shares as duly executed by Bright Accomplish Limited (“BAL”), the Company shall repurchase 159,350 Class A Ordinary Shares held by BAL, all of which are fully paid shares, in consideration of and out of the proceeds of the Company's new issuance of 159,350 Class B Ordinary Shares to BAL, and such issuance of 159,350 Class B Ordinary Shares to BAL, be and is hereby approved and confirmed (collectively, the “Share Capital Amendment Proposal”).”

Following the Share Capital Amendment, each Class A Ordinary Share would be entitled to one (1) vote per share and each Class B Ordinary Share would be entitled to fifty (50) votes per share on all matters subject to vote at general meetings of the Company and with such other rights, preferences and privileges as set forth in the Amended M&AA.

A copy of the proposed second amended and restated memorandum of association and articles of association of the Company is attached in Appendix A to this proxy statement and is incorporated by reference into this proxy statement.

Potential Adverse Effects of Amendment

Prior to the proposed change, Bright Accomplish Limited (“BAL”) beneficially owns a total of 15,935,000 Ordinary Shares, representing 49.95% of total voting power. Immediately after the proposed Share Capital Amendment is effective, BAL will beneficially hold about 28.50% of the total voting power.

The proposed change will not affect in any way the validity or transferability of stock certificates outstanding, the capital structure of the Company or the trading of the Company’s Ordinary Shares on the NASDAQ Capital Market. If the amendment is passed by our shareholders, it will not be necessary for shareholders to surrender their existing stock certificates. Instead, when certificates are presented for transfer, new certificates representing Class A Ordinary Share or Class B Ordinary Share, as the case may be, will be issued.

Future issuances of Class B Ordinary Shares or securities convertible into Class B Ordinary Shares could have a dilutive effect on our earnings per share, book value per share and the voting power and interest of current holders of Ordinary Shares (excluding the members issued Class B Ordinary Shares) which will be converted into the Class A Ordinary Shares on a 1:1 basis. In addition, the availability of additional shares of Class A Ordinary Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board from taking any such actions that it deems to be consistent with its fiduciary duties.

Effectiveness of Amendment

If a quorum is present, the affirmative vote of two-thirds majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting will be required to approve the Share Capital Amendment Proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” RESOLUTION 3, TO APPROVAL OF THE SHARE CAPITAL AMENDMENT PROPOSAL OF THE COMPANY AS DESCRIBED IN THIS RESOLUTION 3.

RESOLUTION 4

TO APPROVE THE AMEDMENT TO MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

General

Our Board has determined, subject to the Share Consolidation, the Increase of Authorized Share Capital, and the Share Capital Amendment Proposal being approved by shareholders, it is advisable and in the best interests of the Company and its shareholders, for the Company to adopt a second amended and restated memorandum of association and articles of association in the form as attached hereto as Appendix A (the “Amended M&AA”) to reflect, inter alia, the Share Consolidation, the Increase of Authorized Share Capital, and the Share Capital Amendment Proposal to the extent each is effected (the “M&AA Amendment”).

A draft form of the Amended M&AA is attached to this notice as Appendix A. The draft form of the Amended M&AA assumes that the shareholders have approved the Share Consolidation, the Increase of Authorized Share Capital, and Share Capital Amendment Proposal. The resolution be put to the shareholders to consider and to vote upon at the Extraordinary Meeting to adopting the Amended M&AA for and on behalf of the Company is:

4.	“IT IS HEREBY RESOLVED, as a special resolution, that conditional upon the Share Consolidation Proposal, the Increase of Authorized Share Capital and the Share Capital Amendment Proposal having been duly approved by the shareholders of the Company, the amended and restated memorandum and articles of association of the Company adopted by special resolutions dated December 21, 2020, be amended and restated by the deletion in their entirety and by the substitution in their place of the second amended and restated memorandum and articles of association in the form as attached hereto as Appendix A to reflect, inter alia, the proposed resolutions set forth herein. ”

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a two-thirds majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting will be required to approve the Amended M&AA.

THE BOARD RECOMMENDS A VOTE “FOR” RESOLUTION 4, TO APPROVE THE ADOPTION OF

THE AMENDED M&AA OF THE COMPANY AS DESCRIBED IN THIS RESOLUTION 4.

RESOLUTION 5

TO APPROVE THE ADOPOTION OF THE 2025 EQUITY INCENTIVE PLAN

General

Our board of directors and management believe that in order to attract, hire, and retain the caliber of executives and employees that will be required to help us position ourselves for growth, we will need to have the flexibility to grant stock awards, restricted stock units, stock options, stock appreciation rights and other equity instruments. The board of directors believes that equity incentive compensation is also an important component of our overall compensation and incentive strategy for employees, directors, officers and consultants. Without a broad-based equity plan, we believe that we will be impaired in our efforts to hire new executives of the caliber that we believe is required, and will not be able to offer competitive packages to retain such executives.

Under the 2025 Equity Incentive Plan (the “2025 Plan” or the “Plan”), a form of which is attached hereto as Appendix B, assuming the approval of M&AA Amendment, the Company will reserve a total of 83,856 Class A Ordinary Shares for issuance under the 2025 Equity Incentive Plan. Currently there are no shares or options granted under the 2025 Equity Incentive Plan.

General Summary of the 2025 Equity Incentive Plan

Administration.  Our Compensation Committee will administer the Plan. The Committee will have the authority to determine the terms and conditions of any agreements evidencing any Awards granted under the Plan and to adopt, alter and repeal rules, guidelines and practices relating to the Plan. Our Compensation Committee will have full discretion to administer and interpret the Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable.

Eligibility.  Current or prospective employees, directors, officers, advisors or consultants of the Company or its affiliates are eligible to participate in the Plan. Our Compensation Committee has the sole and complete authority to determine who will be granted an award under the Plan, however, it may delegate such authority to one or more officers of the Company under the circumstances set forth in the Plan.

Number of Shares Authorized.  The Plan provides for an aggregate of 83,856 Class A Ordinary Shares to be available for awards.  If an award is forfeited or if any option terminates, expires or lapses without being exercised, the Class A Ordinary Shares subject to such award will again be made available for future grant. Class A Ordinary Shares that are used to pay the exercise price of an option or that are withheld to satisfy the Participant’s tax withholding obligation will not be available for re-grant under the Plan.

Each Ordinary Share subject to an Option or a Share Appreciation Right will reduce the number of Class A Ordinary Shares available for issuance by one share, and each Class A Ordinary Share underlying an Award of Restricted Share, Restricted Share Units, Share Bonus Awards and Performance Compensation Awards will reduce the number of Class A Ordinary Shares available for issuance by one share.

If there is any change in our corporate capitalization, the Compensation Committee in its sole discretion may make substitutions or adjustments to the number of shares reserved for issuance under our Plan, the number of shares covered by awards then outstanding under our Plan, the limitations on awards under our Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

The Plan will have a term of ten years and no further awards may be granted under the Plan after that date.

Awards Available for Grant.  Our Compensation Committee may grant awards of Non-Qualified Share Options, Incentive (qualified) Share Options, Share Appreciation Rights, Restricted Shares, Restricted Share Units, Share Bonus Awards, Performance Compensation Awards (including cash bonus awards) or any combination of the foregoing.

Options.  Our Compensation Committee will be authorized to grant Options to purchase Common Shares that are either “qualified,” meaning they are intended to satisfy the requirements of Code Section 422 for incentive share options, or “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under the Plan will be subject to the terms and conditions established by our Compensation Committee. Under the terms of the Plan, the exercise price of the Options will be set forth in the applicable Award agreement. Options granted under the Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by our Compensation Committee and specified in the applicable Award agreement. The maximum term of an option granted under the Plan will be ten years from the date of grant (or five years in the case of a qualified option granted to a 10% shareholder).

Share Appreciation Rights. Our Compensation Committee will be authorized to award Share Appreciation Rights (or SARs) under the Plan. SARs will be subject to the terms and conditions established by our Compensation Committee. An SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An Option granted under the Plan may include SARs and SARs may also be awarded to a participant independent of the grant of an Option. SARs granted in connection with an Option shall be subject to terms similar to the Option corresponding to such SARs. SARs shall be subject to terms established by our Compensation Committee and reflected in the Award agreement.

Restricted Shares.  Our Compensation Committee will be authorized to award Restricted Shares under the Plan. Our Compensation Committee will determine the terms of such Restricted Shares awards. Restricted Shares are Ordinary Shares that generally are non-transferable and subject to other restrictions determined by our Compensation Committee for a specified period. Unless our Compensation Committee determines otherwise or specifies otherwise in an Award agreement, if the participant terminates employment or services during the restricted period, then any unvested Restricted Shares are forfeited.

Restricted Share Unit Awards.  Our Compensation Committee will be authorized to award Restricted Share Unit awards. Our Compensation Committee will determine the terms of such Restricted Share Units. Unless our Compensation Committee determines otherwise or specifies otherwise in an Award agreement, if the participant terminates employment or services during the period of time over which all or a portion of the units are to be earned, then any unvested units will be forfeited.

Share Bonus Awards.  Our Compensation Committee will be authorized to grant awards of unrestricted Common Shares or other awards denominated in Common Shares, either alone or in tandem with other awards, under such terms and conditions as our Compensation Committee may determine.

Performance Compensation Awards.  Our Compensation Committee will be authorized to grant any award under the Plan in the form of a Performance Compensation Award by conditioning the vesting of the award on the attainment of specific levels of performance of the Company and/or one or more Affiliates, divisions or operational units, or any combination thereof, as determined by the Committee.

Transferability.  Each award may be exercised during the participant’s lifetime only by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative and may not be otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution. Our Compensation Committee, however, may permit awards (other than incentive share options) to be transferred to family members, a trust for the benefit of such family members, a partnership or limited liability Company whose partners or shareholders are the participant and his or her family members or anyone else approved by it.

Amendment.  The Plan will have a term of ten years. Our Board may amend, suspend or terminate the Plan at any time; however, shareholder approval to amend the Plan may be necessary if the law or the rules of the national exchange so requires. No amendment, suspension or termination will impair the rights of any participant or recipient of any Award without the consent of the participant or recipient.

Change in Control.  Except to the extent otherwise provided in an Award agreement or as determined by the Compensation Committee in its sole discretion, in the event of a Change in Control, all outstanding options and equity awards (other than performance compensation awards) issued under the Plan will become fully vested and performance compensation awards will vest, as determined by our Compensation Committee, based on the level of attainment of the specified performance goals.

The resolution be put to the shareholders to consider and to vote upon at the Extraordinary Meeting to adopting the Amended M&AA for and on behalf of the Company is:

5.	“IT IS HEREBY RESOLVED, as an ordinary resolution, that:

to approve and adopt the Company’s 2025 Equity Incentive Plan (the “2025 Plan”) and all transactions contemplated thereunder, including the reservation and issuance of shares.”

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting will be required to approve the 2025 Plan.

THE BOARD RECOMMENDS A VOTE “FOR” PROPOSAL 5, TO APPROVE AND ADOPT THE 2025 INCENTIVE PLAN AS DESCRIBED IN THIS RESOLUTION 5.

RESOLUTION 6

TO AUTHORIZE DIRECTORS

General

The resolution be put to the shareholders to consider and to vote upon at the Extraordinary Meeting to adopting the Amended M&AA for and on behalf of the Company is:

6.	“IT IS HEREBY RESOLVED, as an ordinary resolution, that:

any one or more of the directors of the Company be and is hereby authorized to do all such acts and things and execute all such documents and deliver all such documents, which are ancillary to the Share Consolidation Proposal, the Increase of the Authorized Share Capital, the Share Capital Amendment Proposal, the adoption of the Amended M&AA, and the adoption of the 2025 Plan, including but not limited to, making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation, the Increase of the Authorized Share Capital, the Share Capital Amendment Proposal, the adoption of the Amended M&AA, and the adoption of the 2025 Plan; the registered office provider of the Company be instructed to make all necessary filings with the Registrar of Companies of the Cayman Islands in connection with the Share Consolidation, the Increase of the Authorized Share Capital, the Share Capital Amendment Proposal, the adoption of the Amended M&AA, and the adoption of the 2025 Plan; and the Company’s share registrar be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director of the Company be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (the “Authorization of Directors”).”

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Extraordinary Meeting will be required to approve the Authorization of Directors.

THE BOARD RECOMMENDS A VOTE “FOR” RESOLUTION 6, TO APPROVE TO AUTHORIZE

DIRECTORS AS DESCRIBED IN THIS RESOLUTION 6.

OTHER MATTERS

We know of no other matters to be submitted to the Extraordinary Meeting.

By Order of the Board of Directors,

/s/ Ailiang Wang
Ailiang Wang
Chairwoman
Date: October 23, 2025

Appendix A

THE CAYMAN ISLANDS THE COMPANIES ACT

(REVISED)

Second Amended and

Restated Memorandum of

Association of

Meihua International Medical Technologies Co., Ltd.

美华国际医疗科技有限公司

(adopted by special resolutions of the Company passed on [date])

Assistant Registrar

THE CAYMAN ISLANDS

THE COMPANIES ACT (REVISED)

SECOND AMENDED AND RESTATED MEMORANDUM OF

ASSOCIATION OF

Meihua International Medical Technologies Co., Ltd.

美华国际医疗科技有限公司

(the “Company”)

(adopted by special resolutions of the Company passed on [date])

1.	Name

The name of the Company is Meihua International Medical Technologies Co., Ltd. 美华国际医疗科技有限公司.

2.	Registered Office

The registered office of the Company shall be situated at the Office of Sertus Incorporations (Cayman) Limited, Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands, or such other place in the Cayman Islands as the Directors may, from time to time decide, being the registered office of the Company.

3.	General Objects and Powers

The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by Section 7(4) of the Companies Act (Revised) or as the same may be amended from time to time, or any other law of the Cayman Islands.

4.	Limitations on the Company’s Business

4.1	For the purposes of the Companies Act (Revised) the Company has no power to:

(a)	carry on the business of a Bank or Trust Company without being licensed in that behalf under the provisions of the Banks & Trust Companies Act (Revised); or

(b)	to carry on Insurance Business from within the Cayman Islands or the business of an Insurance Manager, Agent, Sub- agent or Broker without being licensed in that behalf under the provisions of the Insurance Act (Revised); or

(c)	to carry on the business of Company Management without being licensed in that behalf under the provisions of the Companies Management Act (Revised).

4.2	The Company shall not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

5.	Company Limited by Shares

The Company is a company limited by shares. The liability of each member is limited to the amount, if any, unpaid on the shares held by such member.

6.	Authorised Shares

The authorised share capital of the Company is USD 500,000,000 divided into (i) 7,000,000,000 Class A Ordinary Shares of a nominal or par value of USD0.05 each; (ii) 1,000,000,000 Class B Ordinary Shares of a nominal or par value of USD0.05 each; and (iii) 2,000,000,000 Preferred Shares of a nominal or par value of USD0.05 each. Subject to the provisions of the Companies Act (Revised) and the Articles of Association of the Company, the Company shall have power to redeem or purchase any of its shares and to increase, reduce, sub-divide or consolidate the share capital and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

7.	Continuation

Subject to the provisions of the Companies Act (Revised) and the Articles of Association of the Company, the Company may exercise the power contained in Section 206 of the Companies Act (Revised) to deregister in the Cayman Islands and be registered by way of continuation under the laws of any jurisdiction outside the Cayman Islands.

THE CAYMAN ISLANDS

THE COMPANIES ACT

(REVISED)

Second Amended

and Restated

Articles of

Association of

Meihua International Medical Technologies Co., Ltd.

美华国际医疗科技有限公司

(adopted by special resolutions passed on [date])

THE CAYMAN ISLANDS

THE COMPANIES ACT (REVISED)

SECOND AMENDED AND RESTATED ARTICLES OF

ASSOCIATION

OF

Meihua International Medical Technologies Co., Ltd.

美华国际医疗科技有限公司

(the “Company”)

(adopted by special resolutions passed on [date])

1.	Table A

The Table ‘A’ in the First Schedule of The Companies Act (Revised) shall not apply to this Company and the following shall constitute the Articles of Association of the Company.

2.	Definitions and Interpretation

2.1	References in these Articles of Association (“Articles”) to the “Companies Act” shall mean the Companies Act (Revised) of the Cayman Islands and any statutory amendments or re-enactment thereof. In these Articles, save where the content otherwise requires:

“Affiliate” means in respect of a person or entity, any other person or entity that, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such person or entity, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, a trust solely for the benefit of any of the foregoing, a company, partnership or entity wholly owned by one or more of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” in this definition shall mean the ownership, directly or indirectly, of securities possessing more than fifty percent (50%) of the voting power of the corporation, or the partnership or other entity (other than, in the case of corporation, securities having such power only by reason of the happening of a contingency not within the reasonable control of such partnership, corporation, natural person or entity), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity;

“Class A Ordinary Shares” means the class A ordinary shares of the Company in the share capital of the Company;

“Class B Ordinary Shares” means the class B ordinary shares of the Company in the share capital of the Company;

“Conversion Date” means in respect of a Conversion Notice means the day on which that Conversion Notice is delivered;

“Conversion Notice” means a written notice delivered to the Company at its office (and as otherwise stated therein) stating that a holder of Class B Ordinary Shares elects to convert the number of Class B Ordinary Shares specified therein pursuant to Article 4.4(a);

“Conversion Number” in relation to any Class B Ordinary Shares, such number of Class A Ordinary Shares as may, upon exercise of the Conversion Right, be issued at the Conversion Rate;

“Conversion Rate” in relation to the conversion of Class B Ordinary Shares to Class A Ordinary Shares means, at any time, on a one-to-one basis. The foregoing Conversion Rate shall also be adjusted to account for any subdivision (by share split, subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Ordinary Shares in issue into a greater or lesser number of shares occurring after the original filing of the Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Ordinary Shares in issue;

“Conversion Right” in respect of a holder of Class B Ordinary Shares, subject to the provisions of these Articles and to any applicable fiscal or other laws or regulations including the Act, to convert all or any of its Class B Ordinary Shares, into the Conversion Number of Class A Ordinary Shares in its discretion;

“Directors” and “Board of Directors” means the Directors of the Company for the time being, or as the case may be, the Directors assembled as a board or as a committee thereof, and “Director” means any one of the Directors;

“Members” means those persons whose names are entered in the register of members as the holders of shares and includes each subscriber of the Memorandum pending the issue to him of the subscriber share or shares, and “Member” means any one of them;

“Memorandum of Association” means the Memorandum of Association of the Company, as amended and re-stated from time to time;

“Ordinary Resolution” means a resolution:

(a)	passed by a simple majority of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Member is entitled; or

(b)	approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments if more than one, is executed;

“Paid up” means paid up as to the par value and any premium payable in respect of the issue of any shares and includes credited as paid up;

“Preferred Shares” means the preferred shares of the Company with a par value of US$0.0005 each in the share capital of the Company;

“Register of Members” means the register to be kept by the Company in accordance with Section 40 of the Companies Act;

“Seal” means the Common Seal of the Company (if any) including any facsimile thereof;

“Shares” means shares in the capital of the Company, including a fraction of any of them and “Share” means any one of them;

“Special Resolution” means a resolution passed in accordance with Section 60 of the Companies Act, being a resolution:

(a)	passed by a majority of not less than two-thirds of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a Special Resolution has been duly given and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Member is entitled, or

(b)	approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the Special Resolution so adopted shall be the date on which the instrument or the last of such instruments if more than one, is executed.

2.2	In these Articles, words and expressions defined in the Companies Act shall have the same meaning and, unless otherwise required by the context, (a) the singular shall include the plural and vice versa; (b) the masculine shall include the feminine and the neuter and references to persons shall include companies and all legal entities capable of having a legal existence; (c) “may” shall be construed as permissive and “shall” shall be construed as imperative; (d) a reference to a dollar or dollars (or $) is a reference to dollars of the United States of America; and (e) references to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force.

3.	Share Certificates

3.1	Every person whose name is entered as a Member in the Register of Members, shall without payment, be entitled to a share certificate signed by a Director of the Company specifying the number and class of shares held and the amount paid up thereof, provided that in respect of a share or shares held jointly by several persons, the Company shall not be bound to issue more than one share certificate and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all.

3.2	If a share certificate is worn out, lost or defaced, it may be renewed on production of the worn out or defaced certificate, or on satisfactory proof of its loss together with such indemnity as the Directors may reasonably require. Any Member receiving a share certificate shall indemnify and hold the Company and its officers harmless from any loss or liability which it or they may incur by reason of wrongful or fraudulent use or representation made by any person by virtue of the possession of such a share certificate.

4.	Issue of Shares

4.1	Subject to the provisions of these Articles, the unissued shares of the Company (whether forming part of the original or any increased authorised shares) shall be at the disposal of the Directors who may offer, allot, grant options over or otherwise dispose of them to such persons at such times and for such consideration, and upon such terms and conditions as the Directors may determine.

4.2	The Company may in so far as may be permitted by Companies Act, pay a commission to any person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.

4.3	Before any Preferred Shares of any series are issued, the Directors shall fix, by resolution or resolutions, the following provisions of such series:

(a)	the designation of such series and the number of Preferred Shares to constitute such series;

(b)	whether the shares of such series shall have voting rights, in addition to any voting rights provided by Companies Act, and, if so, the terms of such voting rights, which may be general or limited;

(c)	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, the preference or relation which such dividends shall bear to the dividends payable on any Shares of any other class of Shares or any other series of Preferred Shares;

(d)	whether the Preferred Shares or such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)	the amount or amounts payable upon Preferred Shares of such series upon, and the rights of the holders of such series in, a voluntary or involuntary liquidation, dissolution or winding up, or upon any distribution of the assets, of the Company;

(f)	whether the Preferred Shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the Preferred Shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation of the retirement or sinking fund;

(g)	whether the Preferred Shares of such series shall be convertible into, or exchangeable for, Shares of any other class of Shares or any other series of Preferred Shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)	the limitations and restrictions, if any, to be effective while any Preferred Shares or such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing Shares or Shares of any other class of Shares or any other series of Preferred Shares;

(i)	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional Shares, including additional shares of such series or of any other class of Shares or any other series of Preferred Shares; and

(j)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions of any other class of Shares or any other series of Preferred Shares.

4.4	Subject to Article 4.1, the Memorandum and any Special Resolution to the contrary and without prejudice to any special rights conferred thereby on the holders of any other Shares or class of Shares, Class A Ordinary Shares and Class B Ordinary Shares shall carry equal rights and rank pari passu with one another in all respects other than as set out below:

(a)	Conversion Rights:

(i)	Subject to the provisions hereof and to compliance with all fiscal and other laws and regulations applicable thereto, including the Act, a holder of Class B Ordinary Shares shall have the Conversion Right in respect of each Class B Ordinary Share in its holding. For the avoidance of doubt, a holder of Class A Ordinary Shares shall have no rights to convert Class A Ordinary Shares into Class B Ordinary Shares under any circumstances.

(ii)	[Each Class B Ordinary Share shall be converted at the option of the holder, at any time after issue and without the payment of any additional sum, into such Conversion Number of fully paid Class A Ordinary Shares calculated at the Conversion Rate]. Such conversion shall take effect on the Conversion Date. A Conversion Notice shall not be effective if it is not accompanied by the share certificates in respect of the relevant Class B Ordinary Shares and/or such other evidence (if any) as the Directors may reasonably require to prove the title of the person exercising such right (or, if such certificates have been lost or destroyed, such evidence of title and such indemnity as the Directors may reasonably require). Any and all taxes and stamp, issue and registration duties (if any) arising on conversion shall be borne by the holder of Class B Ordinary Shares requesting conversion.

(iii)	On the Conversion Date, every Class B Ordinary Share converted shall automatically be re-designated and re-classified (or in such other manner as the Directors may direct that is not in contravention of applicable laws) as the applicable Conversion Number of Class A Ordinary Shares with such rights and restrictions attached thereto and shall rank pari passu in all respects with the Class A Ordinary Shares then in issue and the Company shall enter or procure the entry of the name of the relevant holder of converted Class B Ordinary Shares as the holder of the corresponding number of Class A Ordinary Shares resulting from the conversion of the Class B Ordinary Shares in, and make any other necessary and consequential changes to, the register of members and shall procure that, if required, certificates in respect of the relevant Class A Ordinary Shares, together with a new certificate for any unconverted Class B Ordinary Shares comprised in the certificate(s) surrendered by the holder of the Class B Ordinary Shares, are issued to the holders thereof.

(iv)	Until such time as the Class B Ordinary Shares have been converted into Class A Ordinary Shares, the Company shall: (A) at all times keep available for issue and free of all liens, charges, options, mortgages, pledges, claims, equities, encumbrances and other third-party rights of any nature, and not subject to any pre-emptive rights out of its authorised but unissued share capital, such number of authorised but unissued Class A Ordinary Shares as would enable all Class B Ordinary Shares to be converted into Class A Ordinary Shares and any other rights of conversion into, subscription for or exchange into Class A Ordinary Shares to be satisfied in full; and (B) not make any issue, grant or distribution or take any other action if the effect would be that on the conversion of the Class B Ordinary Shares to Class A Ordinary Shares it would be required to issue Class A Ordinary Shares at a price lower than the par value thereof.

(b)	Voting Rights:

(i)	Holders of Class A Ordinary Shares and Class B Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company. Holders of shares of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as a single class on all matters submitted to a vote for Members’ consent.

(ii)	Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company; whereas, each Class B Ordinary Share shall be entitled to fifty (50) votes on all matters subject to the vote at general meetings of the Company.

(c)	Transfer of Class B Ordinary Shares

(i)	Upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any person or entity which is not an Affiliate of such holder, such Class B Ordinary Shares validly transferred to the new holder shall be automatically and immediately converted into such Conversion Number of Class A Ordinary Shares calculated based on the Conversion Rate.

(ii)	For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in the Company’s register of Members; and (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class B Ordinary Shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding fee simple ownership interest to the related Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares upon the Company’s registration of the third party or its designee as a Member holding that number of Class A Ordinary Shares in the register of Members.

5.	Variation of Rights Attaching to Shares

5.1	If at any time the share capital of the Company is divided into different classes of shares, the rights attaching to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied or abrogated with the consent in writing of the holders of two-thirds of the issued shares of that class, or with the sanction of a resolution passed by at least a two-thirds majority of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of the shares of the class. To every such separate general meeting the provisions of these Articles relating to general meetings of the Company shall mutatis mutandis apply, but so that the necessary quorum shall be at least one person holding or representing by proxy at least one-third of the issued shares of that class and that any holder of shares of that class present in person or by proxy may demand a poll.

5.2	For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such classes of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

5.3	The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith or by the redemption or purchase of shares of any class by the Company.

5.4	The Company shall not issue shares to bearer form.

6.	Transfer of Shares

6.1	Subject to such of the restriction of these Articles as may be applicable (including, without limitation, Article 4.4(c)), any Member may transfer all or any of his shares by an instrument in writing in any usual or common form or any other form which the Directors may approve or on behalf of the transferor and if in respect of a nil or partly paid up share or if so required by the Directors shall also be executed on behalf of the transferee and shall be accompanied by the certificate of the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a holder of the share until the name of the transferee is entered in the Register of Members in respect thereof.

6.2	The Directors may in their absolute discretion to decline to register any transfer of any share, whether or not it is a fully paid share, without assigning any reason for so doing. If the Directors refuse to register a transfer they shall within 2 months of the date on which the transfer was lodged with the Company send to the transferor and transferee notice of the refusal.

6.3	All instruments of transfer which shall be registered shall be retained by the Company, but any instrument of transfer which the Directors may decline to register shall (except in any case of fraud) be returned to the person depositing the same.

6.4	The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine, provided always that such registration shall not be suspended for more than 45 days in any year.

7.	Transmission of Shares

7.1	In case of the death of a Member, the survivor or survivors, or the legal personal representatives of the deceased survivor, where the deceased was a joint holder, and the legal personal representatives of the deceased, where he was a sole holder, shall be the only persons recognized by the Company as having any title to the shares.

7.2	Any person becoming entitled to a share in consequence of the death, bankruptcy, liquidation or dissolution of a Member shall, upon such evidence being produced as may from time to time be properly required by the Directors, and subject as hereinafter provided, elect either to be registered himself as holder of the share or to have some person nominated by him registered as the transferee thereof, but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by that Member before his death or bankruptcy, as the case may be.

7.3	A person becoming entitled to a share by reason of the death, bankruptcy, liquidation or dissolution of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a Member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

8.	Redemption and Purchase of Own Shares

8.1	Subject to the provisions of the Companies Act, the Company may:

(a)	issue shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company on such terms and in such manner as the Directors may determine before the issue of such shares;

(b)	purchase its own shares (including any redeemable shares) on such terms and in such manner as the Directors may determine and agree with the Member; and

(c)	make a payment in respect of the redemption or purchase of its own shares in any manner permitted by the Companies Act, including out of capital.

8.2	A share which is liable to be redeemed by the Company shall be redeemed by the Company giving to the Member notice in writing of the intention to redeem such shares (a “Redemption Notice”) and specifying the date of such redemption which must be a day on which banks in the Cayman Islands are open for business.

8.3	Any share in respect of which Redemption Notice has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the Redemption Notice.

8.4	The redemption or purchase of any share shall not be deemed to give rise to the redemption or purchase of any other share.

8.5	At the date specified in the Redemption Notice, or the date on which the shares are to be purchased, the holder of the shares being redeemed or purchased shall be bound to deliver up to the Company at its Registered Office the certificate thereof for cancellation and thereupon the Company shall pay to him the redemption or purchase moneys in respect thereof.

8.6	The Directors may when making payments in respect of redemption or purchase of shares, if authorised by the terms of issue of the shares being redeemed or purchased or with the agreement of the holder of such shares, make such payment either in cash or in specie.

9.	Fractional Shares

The Directors may issue fractions of a share of any class of shares, and, if so issued, a fraction of a share (calculated to three decimal points) shall be subject to and carry the corresponding fraction of liabilities (whether with respect to any unpaid amount thereon, contribution, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without limitation, voting and participation rights) and other attributes of a whole share of the same class of shares. If more than one fraction of a share of the same class is issued to or acquired by the same Member such fractions shall be accumulated. For the avoidance of doubt, in these Articles the expression “share” shall include a fraction of a share.

10.	Lien

10.1	The Company shall have a first priority lien and charge on every share (not being a fully paid up share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that share, and the Company shall also have a first priority lien and charge on all shares (other than fully paid up shares) registered in the name of a member for all moneys presently payable by him or his estate to the Company, but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The Company’s lien, if any, on a share shall extend to all dividends and other moneys payable in respect thereon.

10.2	The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable, nor until the expiration of 14 days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the share, or the persons entitled thereto of which the Company has notice, by reason of his death or bankruptcy, winding up or otherwise by operation of Companies Act or court order.

10.3	To give effect to any such sale the Directors may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

10.4	The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue, if any, shall (subject to a like lien for sums not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the date of the sale.

11.	Calls on Shares

11.1	The Directors may from time to time make calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium or otherwise), and each Member shall (subject to receiving at least 14 days’ notice in writing specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. The non-receipt of a notice of any call by, or the accidental omission to give notices of a call to, any Members shall not invalidate the call. A call may be revoked or postponed as the Directors may determine.

11.2	The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

11.3	If a sum called in respect of a share is remain unpaid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for the payment thereof to the time of the actual payment at such rate not exceeding 10 percent per annum as the Directors may determine, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

11.4	Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date, whether on account of the nominal value of the share or by way of premium or otherwise, shall for the purposes of these Articles be deemed to be a call duly made, notified and payable on the date on which by the terms of issue the same becomes payable, and in case of non- payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

11.5	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non- payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the amount of the share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

11.6	The Directors may make arrangements on the issue of shares, differentiate between the Members, as to the amount of calls to be paid and the times of payment.

11.7	The Directors may, if they think fit, receive from any Member willing to advance the same, all or any part of the moneys uncalled and unpaid upon any shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate not exceeding 10 percent per annum (unless the Company in general meeting shall otherwise direct), as may be agreed between the Directors and the Member paying the sum in advance.

12.	Forfeiture of Shares

12.1	If a Member fails to pay any call or instalment of a call with any interest on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice in writing on him requiring payment of so much of the call or instalment as is unpaid, together with any interest accrued and expenses incurred by the reason of such non-payment.

12.2	The notice shall name a further day (not earlier than the expiration of 14 days from the date of the service of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

12.3	If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect and such forfeiture shall extend to all dividends declared in respect of the share so forfeited but not actually paid before such forfeiture.

12.4	A forfeited share may be sold, cancelled or otherwise disposed of on such terms and in such manner as the Directors in their absolute discretion think fit, and at any time before a sale, cancellation or disposition the forfeiture may be cancelled on such terms as the Directors in their absolute discretion think fit.

12.5	A person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, but his liability shall cease if and when the Company receives payment in full of the fully paid up amount of the shares.

12.6	A statutory declaration in writing that the declarant is a Director of the Company, and that a share in the Company has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share on any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

12.7	When any shares have been forfeited, an entry shall be made in the Register of Members recording the forfeiture and the date thereof, and so soon as the shares so forfeited have been sold or otherwise disposed of, an entry shall be made of the manner and date of the sale or disposal thereof.

12.8	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum, which by the terms of issue of a share, becomes due and payable at any time, whether on account of the amount of the share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

13.	Alteration of Share Capital

13.1	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe.

13.2	The Company may by Ordinary Resolution:

(a)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b)	subdivide its existing shares, or any of them, into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;

(c)	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled; and

(d)	convert all or any of its paid up shares into stock and reconvert that stock into paid up shares of any denomination.

13.3	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner, authorised and consent required by Companies Act.

14.	Closing Register of Members or Fixing Record Date

14.1	For the purpose of determining those Members that are entitled to receive notice of, attend or vote at any meeting of Members or any adjournment thereof, or those Members that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Member for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period but not to exceed in any case 40 days. If the Register of Members shall be so closed for the purpose of determining those Members that are entitled to receive notice of, attend or vote at a meeting of Members such register shall be so closed for at least 10 days immediately preceding such meeting and the record date for such determination shall be the first day of the closure of the Register of Members.

14.2	In lieu of or apart from closing the Register of Members, the Directors may fix in advance a date as the record date for any such determination of those Members that are entitled to receive notice of, attend or vote at a meeting of the Members and for the purpose of determining those Members that are entitled to receive payment of any dividend the Directors may, at or within 90 days prior to the date of declaration of such dividend fix a subsequent date as the record date for such determination.

14.3	If the Register of Members is not so closed and no record date is fixed for the determination of those Members that are entitled to receive notice of, attend or vote at a meeting of Members or those Members that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of those Members that are entitled to receive notice of, attend or vote at a meeting of Members has been made as provided in this section, such determination shall apply to any adjournment thereof.

15.	General Meeting of Members

15.1	The Directors, whenever they consider necessary or desirable, may convene meetings of the Members of the Company. The Directors shall convene a meeting of Members upon the written requisition of any Members or Members entitled to attend and vote at general meeting of the Company who hold not less than 10 percent of the paid up voting share capital of the Company in respect to the matter for which the meeting is requested, deposited at the registered office of the Company specifying the objects of the meeting for a date no later than 21 days from the date of deposit of the requisition signed by the requisitionists. If the Directors do not convene such meeting for a date not later than 30 days after the date of such deposit, the requisitionists themselves may convene the general meeting in the same manner, as nearly as possible, as that in which meetings may be convened by the Directors, and all reasonable expenses incurred by the requisitionists as a result of the failure of the Directors shall be reimbursed to them by the Company.

15.2	If at any time there are no Directors of the Company, any two Members (or if there is only one Member then that Member) entitled to vote at general meetings of the Company may convene a general meeting in the same manner as nearly as possible as that in which meetings may be convened by the Directors.

16.	Notice of General Meetings

16.1	At least seven days’ notice counting from the date service is deemed to take place as provided in these Articles specifying the place, the day and the hour of the meeting and, in case of special business, the general nature of that business, shall be given in manner hereinafter provided or in such other manner (if any) as may be prescribed by the Company by Ordinary Resolution to such persons as are, under these Articles, entitled to receive such notices from the Company.

16.2	Notwithstanding the aforesaid Article, a meeting of Members is held in contravention of the requirement to give notice shall be deemed to have been validly held if the consent of all Members entitled to receive notice of some particular meeting and attend and vote thereat, that meeting may be convened by such shorter notice or without notice and in such manner as those Members may think fit.

16.3	The accidental omission to give notice of a meeting to, or the non-receipt of a notice of a meeting by any Member shall not invalidate the proceedings at any meeting.

17.	Proceedings at General Meetings

17.1	No business shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business. Save as otherwise provided by these Articles, a quorum shall consist of one or more Members present in person or by proxy holding at least a majority of the paid up voting share capital of the Company. If the Company has only one Member, that only Member present in person or by proxy shall be a quorum for all purposes.

17.2	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place or to such other day and at such other time and place as the Directors may decide, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Member or Members present and entitled to vote shall be a quorum.

17.3	At every meeting the Members present shall choose someone of their number to be the chairman (the “Chairman”). If the Members are unable to choose a Chairman for any reason, then the person representing the greatest number of voting shares present at the meeting shall preside as Chairman, failing which the oldest individual Member present at the meeting or failing any Member personally attending the meeting, the proxy present at the meeting representing the oldest Member of the Company, shall take the chair.

17.4	The Chairman may, with the consent of any meeting, at which a quorum is present (and shall if so directed by the meeting) adjourn any meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for 10 days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

17.5	All business carried out at a general meeting shall be deemed special with the exception of declaring a dividend, the consideration of the accounts, balance sheets, and reports of the Directors and the Company’s auditors, the appointment and removal of Directors, and the appointment and the fixing of the remuneration of the Company’s auditors. No special business shall be transacted at any general meeting without the consent of all Members entitled to receive notice of that meeting unless notice of such special business has been given in the notice convening that meeting.

17.6	Any one or more Members may participate in a general meeting by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participating by such means shall constitute presence in person at a meeting. A resolution in writing signed by all the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or being corporations by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

18.	Votes of Members

18.1	A resolution put to the vote of the meeting shall be decided on a poll. Subject to any rights and restrictions for the time being attached to any class or classes of shares, on a poll every Member and every person representing a Member by proxy shall have one vote for each Class A Ordinary Share and fifty (50) votes for each Class B Ordinary Share of which he or the person represented by proxy is the holder.

18.2	Unless otherwise required under the Companies Act or by these Articles, holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members.

18.3	A fraction of a Class A Ordinary Share shall entitle its holder to an equivalent fraction of one (1) vote, and a fraction of a Class B Ordinary Share shall entitle its holder to an equivalent fraction of fifty (50) votes.

18.4	A poll shall be taken in such manner as the Chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting.

18.5	In the case of an equality of votes, the Chairman of the meeting shall be entitled to a second or casting vote.

18.6	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

18.7	A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote by his committee, or other person in the nature of a committee appointed by that court, and any such committee or other person, may on a poll, vote by proxy.

18.8	No Member shall be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company held by him and carrying the right to vote have been paid.

19.	Members’ Proxies

19.1	The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised. A proxy need not be a Member of the Company. An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

19.2	On a poll, votes may be given either personally or by proxy. The instrument appointing a proxy shall be deposited at the Registered Office or at such other place appointed for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote.

20.	Corporations Acting by Representatives at Meetings

Any corporation or other form of corporate legal entity which is a Member or a Director of the Company may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Members or any class of Members of the Company or of the Board of Directors or of a Committee of Directors, and the person so authorised shall be entitled to exercise the same powers on behalf of such corporation which he represents as that corporation could exercise if it were an individual Member or Director of the Company.

21.	Directors

21.1	The name of the first Director(s) shall either be determined in writing by a majority (or in the case of a sole subscriber that subscriber) of, or elected at a meeting of, the subscribers of the Memorandum of Association. The Company may by Ordinary Resolution appoint any person to be a Director.

21.2	Subject to the provisions of these Articles, a Director shall hold office until such time as he is removed from office by the Company by Ordinary Resolution.

21.3	Unless and until otherwise determined by an Ordinary Resolution of the Company, the Directors shall not be less than one in number, and there shall be no maximum number of Directors.

21.4	The remuneration of the Directors shall from time to time be determined by the Company by Ordinary Resolution.

21.5	The shareholding qualification for Directors may be fixed by the Company by Ordinary Resolution and unless and until so fixed no share qualification shall be required.

21.6	The Directors shall have power at any time and from time to time to appoint any other person as a Director, either to fill a casual vacancy or as an additional Director, subject to the maximum number (if any) imposed by the Company by Ordinary Resolution.

22.	Alternate Director

22.1	Any Director may in writing appoint another Director or another person to be his alternate to act in his place at any meeting of the Directors at which he is unable to be present and may at any time in writing to revoke the appointment of an alternate appointed by him. Every such alternate shall be entitled to be given notice of meetings of the Directors and to attend and vote thereat as a Director at any such meeting at which the person appointing him is not personally present and generally at such meeting to have and exercise all the powers, right, duties and authorises of the Director appointing him.

22.2	An alternate shall not be an officer of the Company and shall be deemed to be the agent of the Director appointing him. A Director may at any time in writing revoke the appointment of an alternate appointed by him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them. If a Director shall die or cease to hold the office of Director, the appointment of his alternate shall thereupon cease and terminate.

22.3	Any Director may appoint any person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairman of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

23.	Officers

23.1	The Directors of the Company may, by resolution of Directors, appoint officers of the Company at such times as shall be considered necessary or expedient, and such officers may consist of a president, one or more vice presidents, a secretary, and a treasurer and/or such other officers as may from time to time be deemed desirable. The officers shall perform such duties as shall be prescribed at the time of their appointment subject to any modifications in such duties as may be prescribed by the Directors thereafter, but in the absence of any specific allocation of duties it shall be the responsibility of the president to manage the day to day affairs of the Company, the vice presidents to act in order of seniority in the absence of the president, but otherwise to perform such duties as may be delegated to them by the president, the secretary to maintain the registers, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the treasurer to be responsible for the financial affairs of the Company.

23.2	Any person may hold more than one office and no officer need be a Director or Member of the Company. The officers shall remain in relevant office until removed from the said office by the Directors, whether or not a successor is appointed.

23.3	Any officer who is a body corporate may appoint any person its duly authorised representative for the purpose of representing it and of transacting any of the business of the officers.

24.	Powers and Duties of Directors

24.1	The business of the Company shall be managed by the Directors who may pay all expenses incurred preliminary to and in connection with the setup and registration of the Company, and may exercise all such powers of the Company necessary for managing and for directing and supervising, the business affairs of the Company as are not required by the Companies Act or by these Articles required to be exercised by the Members subject to any delegation of such powers as may be authorised by these Articles and permitted by the Companies Act and to such requirements as may be prescribed by resolution of the Members, but no requirement made by resolution of the Members shall prevail if it was inconsistent with these Articles nor shall such resolution invalidate any prior act of the Directors which would have been valid if such resolution had not been made.

24.2	The Directors may from time to time and at any time by power of attorney or otherwise appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

24.3	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property, assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

25.	Committees of Directors

25.1	The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

25.2	The Directors may establish any committees, local boards or agencies for managing any of the businesses and affairs of the Company, and may appoint any persons to be members of such committees, local boards, managers or agents for the Company and may fix their remuneration and may delegate to any committees, local board, manager or agent any of the powers, authorities and discretions vested in the Directors, with the power to sub-delegate, and may authorise the members of any committees, local boards or agencies, or any of them, to fill any vacancies therein and to act notwithstanding vacancies, and any such appointment and delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

26.	Disqualification of Directors

The office of Director shall be automatically vacated, if the Director:

(a)	becomes bankrupt or makes any arrangement or composition with his creditors;

(b)	is found to be or becomes of unsound mind;

(c)	resigns his office by notice in writing to the Company;

(d)	is removed from office by Ordinary Resolution;

(e)	is convicted of an arrestable offence; or

(f)	dies.

27.	Proceedings of Directors

27.1	The meetings of the Board of Directors and any committee thereof shall be held at such place or places as the Directors shall decide.

27.2	The Directors may elect a chairman of their meetings and determine the period for which he is to hold office. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman for the meeting. If the Directors are unable to choose a chairman, for any reason, then the seniority Director present at the meeting shall preside as the chairman of the meeting.

27.3	The Directors may meet together (either within or without the Cayman Islands) for the dispatch of business, adjourn and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality in votes the chairman shall have a second or casting vote. A Director may at any time summon a meeting of the Directors. If the Company shall have only one Director, the provisions hereinafter contained for meetings of the Directors shall not apply but such sole Director shall have full power to represent and act for the Company in all matters and in lieu of minutes of a meeting shall record written resolutions and sign as a resolution of the Directors. Such note or memorandum shall constitute sufficient evidence of such resolution for all purposes.

27.4	Any one or more members of the Board of Directors or any committee thereof may participate in a meeting of such Board of Directors or committee by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participating by such means shall constitute presence in person at a meeting.

27.5	The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed, if there be more than two Directors shall be two, and if there be two or less Directors shall be one. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

27.6	A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

27.7	A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

27.8	The Directors shall cause to be entered and kept in books or files provided for the purpose minutes or memoranda of the following (where applicable): -

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors, and any alternate Director who is not also a Director, present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings of all meetings of the Members, all meetings of the Directors and all meetings of committees and, where the Company has only one Member and/or one Director, all written resolutions of the decisions of the sole Member and/or the sole Director;

and any such minutes or memoranda of any meeting or decisions of the Directors, or any committee, or of the Company, if purporting to be signed by the chairman of such meeting, or by the chairman of the next succeeding meeting, shall be receivable as prima facie evidence of the matters stated therein.

27.9	When the Chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

27.10	A resolution in writing signed by a majority of the Directors for the time being shall be as valid and effectual for all purposes as a resolution of the Directors passed at a meeting of the Directors duly called and constituted. Such resolution in writing may consist of several documents each signed by one or more of the Directors.

27.11	The continuing Directors may act notwithstanding any vacancy in their body but if and so long as their number is reduced below the number fixed by or pursuant to the Articles of the Company as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

27.12	A committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within 15 minutes after the time appointed for holding the same, the members present may choose one of their number to be chairman of their meetings.

27.13	A committee appointed by the Directors may meet and adjourn as it thinks fit. Questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

27.14	All acts done bona fide by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall notwithstanding that it was afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

28.	Dividends

28.1	Subject to any rights and restrictions for the time being attached to any class or classes of shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on shares of the Company in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

28.2	Subject to any rights and restrictions for the time being attached to any class or classes of shares, the Company may by Ordinary Resolution declare final dividends, but no dividend shall exceed the amount recommended by the Directors.

28.3	The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution of the Company such sums as they think proper as a reserve or reserves which shall, at the absolute discretion of the Directors be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and may pending such application, in the Directors’ absolute discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Directors may from time to time think fit.

28.4	No dividend shall be paid otherwise than out of profits or, subject to the restrictions of the Companies Act, the share premium account.

28.5	Any dividend may be paid by cheque or warrant sent through the post directed to the registered address of the Member or person entitled thereto (or in case of joint holders, to the registered address of any one of such joint holders whose name stands first on the Register of Members of the Company in respect of the joint holding) or addressed to such person at such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent, but in any event the Company shall not be liable or responsible for any cheque or warrant lost in transmission nor for any dividend, bonus, interest or other monies lost to the Member or person entitled thereto by the forged endorsement of any cheque or warrant. Any payment of the cheque or warrant by the Company’s banker on whom it is drawn shall be a good discharge to the Company.

28.6	The Directors when paying dividends to the Members in accordance with the foregoing provisions may make such payment either in cash or in specie.

28.7	Subject to the rights of persons, if any, entitled to shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid or credited as paid on the shares in respect whereof the dividend is paid, but no amount paid or credited as paid on a share in advance of calls shall be treated for the purposes of this article as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid but if any share is issued on terms providing that it shall rank for dividend as from a particular date that share shall rank for dividend accordingly. For the avoidance of doubts, holders of Class A Ordinary Shares have the equal rights and entitlement to dividends pro rate as the holders of Class B Ordinary Shares.

28.8	If several persons are registered as joint holders of any share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the share.

28.9	No dividend shall bear interest against the Company.

29.	Accounts and Audit

29.1	The Directors shall cause books of account relating to the Company’s affairs to be kept in such manner as may be determined from time to time by the Directors.

29.2	The books of account shall be kept at the registered office of the Company, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

29.3	The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors, and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by the Companies Act or authorised by the Directors or by the Company by ordinary resolution.

29.4	The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions the records, documents and registers of the Company or any of them shall be open to the inspection of Members not being Directors, and no Member (not being a Director) shall have any right of inspecting any records, documents or registers of the Company except as conferred by the Companies Act or authorised by resolution of the Directors.

30.	Capitalisation of Profits

30.1	Subject to the Companies Act, the Directors may, with the authority of an Ordinary Resolution, resolve that it is desirable to capitalise any part of the amount for the time being standing to the credit of any of the Company’s reserve accounts (including a share premium account and capital redemption reserve), or to the credit of the profit and loss account or otherwise available for distribution, and accordingly that such sum be set free for distribution, amongst the Members who would have been entitled thereto if distributed by way of dividend and in the same proportion, on condition that the same be not paid in cash but be applied either in or towards paying up any amounts (if any) for the time being unpaid on any shares held by such Members respectively, or paying up in full unissued shares or debentures of the Company to be allotted and distributed credited as fully paid up to and amongst such Members in the proportion aforesaid or partly in the one way and partly in the other. Provided that a share premium account and a capital redemption reserve fund may, for the purposes of this Article, only be applied in the paying up of unissued shares to be allotted to Members of the Company as fully paid bonus shares.

30.2	Whenever such a resolution as aforesaid shall have been passed the Directors shall make all appropriations and applications of the undivided profits resolved to be capitalised thereby, and all allotments and issues of fully paid shares or debentures, if any and generally shall do all acts and things required to give effect thereto, with full power to the Directors to make such provision by the issue of fractional certificates by payment in cash or otherwise as they think fit for the case of shares or debentures becoming distributable in fractions, and also to authorise any person to enter on behalf of all the Members entitled thereto into an agreement with the Company providing for the allotment to them respectively, credited as fully paid up, of any further shares or debentures to which they may be entitled upon such capitalisation, or as the case may require, for the payment up by the Company on their behalf, by the application thereto of their respective proportions of the profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares, and any agreement made under such authority shall be effective and binding on all such Members.

31.	Share Premium Account

31.1	The Board of Directors shall in accordance with the Companies Act establish a share premium account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share.

31.2	There shall be debited to any share premium account on the redemption or purchase of a share the difference between the nominal value of such share and the redemption or purchase price provided always that at the discretion of the Board of Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

32.	Indemnity

Subject to the provisions of the Companies Act and in the absence of fraud or wilful default, the Company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a)	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a Director, managing director, agent, auditor, secretary and other officer for the time being of the Company; or

(b)	is or was, at the request of the Company, serving as a Director, managing director, agent, auditor, secretary and other officer for the time being of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

33.	Notices

33.1	Notice shall be in writing and may be given by the Company or by the person entitled to give notice to any Member either personally by electronic mail, by facsimile or by sending it through the post in a prepaid letter or via a recognised courier service, fees prepaid, addressed to the Member at his address as appearing in the Register of Members. Notices posted to addresses outside the Cayman Islands shall be forwarded by prepaid airmail. A notice may be given by the Company to the joint holders of a share by giving the notice to the joint holder first named in the Register of Members in respect of the share.

33.2	Any Member present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

33.3	Any notice, if served by (a) post, shall be deemed to have been served 5 days after the time when the letter containing the same is posted and if served by courier, shall be deemed to have been served 5 days after the time when the letter containing the same is delivered to the courier or, (b) facsimile, shall be deemed to have been served upon confirmation of receipt or (c) electronic mail, shall be deemed to have been served upon confirmation of receipt, or (d) recognised delivery service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service provider.

33.4	A notice may be given by the Company to the persons entitled to a share in consequence of the death, bankruptcy or insolvency of a Member by sending it through the post in a prepaid letter, by airmail if appropriate addressed to them by name or by the title of representatives of the deceased or assignee or trustee of the bankrupt or insolvent or by a like description at the address, if any, supplied for the purpose by the persons claiming to be so entitled, or, until such an address has been so supplied, by giving the notice in any manner in which the same might have been given if the death, bankruptcy or insolvency had not occurred.

33.5	Notice of every general meeting shall be given in the manner hereinbefore authorised to:

(a)	all Members who have a right to receive notice and who have supplied the Company with an address for the giving of notices to them and in case of joint holder, the notice shall be sufficient if given to the first named joint holder in the Register of Members; and

(b)	every person entitled to a share in consequence of the death or bankruptcy of a Member, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other person shall be entitled to receive notice of general meetings.

34.	Seal

34.1	The Directors shall provide for the safe custody of the Seal of the Company. The Seal when affixed to any instrument shall be witnessed by a Director or the secretary or officer of the Company or any other person so authorised from time to time by the Directors or of a committee of the Directors authorised by the Directors on that behalf. The Directors may provide for a facsimile of the Seal and approve the signature of any Director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal has been affixed to such instrument and the same had been signed as hereinbefore described.

34.2	Notwithstanding the foregoing, a director or officer, representative or attorney of the Company shall have the authority to affix the Seal, or a duplicate of the Seal, over his signature alone on any instrument or document required to be authenticated by him under Seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

35.	Winding Up

35.1	If the Company shall be wound up the liquidator may, with the sanction of an Ordinary Resolution of the Company and any other sanction required by the Companies Act, divide amongst the Members in specie or cash the whole or any part of the assets of the Company whether they shall consist of property of the same kind or not and may, for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributors as the liquidator shall think fit, but so that no Member shall be compelled to accept any shares or other securities whereon there is any liability.

35.2	Without prejudice to the rights of holders of shares issued upon special terms and conditions, if the Company shall be wound up, and the assets available for distribution among the Members as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the capital paid-up, or which ought to have been paid-up, at the commencement of the winding up on the shares held by them respectively. If on a winding up the assets available for distribution among the Members shall be more than sufficient to repay the whole of the capital paid-up at the commencement of the winding up, the excess shall be distributed among the Members in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. For the avoidance of doubts, holders of Class A Ordinary Shares have the equal rights and entitlement to liquidation proceeds pro rate as the holders of Class B Ordinary Shares.

36.	Amendment of Memorandum and Articles of Association

The Company may alter or modify the provisions contained in these Memorandum and Articles of Association as originally drafted or as amended from time to time by a Special Resolution and subject to the Companies Act and the rights attaching to the various classes of shares.

37.	Registration By Way of Continuation

The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article. The Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken in accordance to the Companies Act to effect the transfer by way of continuation of the Company.

38.	Financial Year

Unless the Directors otherwise specify, the financial year of the Company:

(a)	shall end on 31st December in the year of its incorporation and each following year; and

(b)	shall begin when it was incorporated and on 1st January in each following year.

Appendix B

Meihua International Medical Technologies Co., Ltd

2025 Equity Incentive Plan

1. PURPOSE OF PLAN

The purpose of this 2025 Equity Incentive Plan (this “Plan”) of Meihua International Medical Technologies Co., Ltd, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), is to promote the success of the Company and to increase shareholder value by providing additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons and to enhance the alignment of the interests of the selected participants with the interests of the Company’s shareholders.

2. ELIGIBILITY

The Administrator (as such term is defined in Section 3.1) may grant awards under this Plan only to those persons that the Administrator determines to be Eligible Persons. An “Eligible Person” is any person who is: (a) an employee of the Company or one of its Subsidiaries; (b) a director of the Company or one of its Subsidiaries; or (c) an individual consultant or advisor who renders or has rendered bona fide services (other than services in connection with the offering or sale of securities of the Company or one of its Subsidiaries in a capital-raising transaction or as a market maker or promoter of securities of the Company or one of its Subsidiaries) to the Company or one of its Subsidiaries and who, in each case, is selected to participate in this Plan by the Administrator; provided, however, that a person who is otherwise an Eligible Person may participate in this Plan only if such participation would not adversely affect either the Company’s eligibility to use Form S-8 to register under the Securities Act of 1933, as amended (the “Securities Act”), the offering and sale of shares issuable under this Plan by the Company or the Company’s compliance with any applicable laws. An Eligible Person who has been granted an award (a “participant”) may, if otherwise eligible, be granted additional awards if the Administrator shall so determine. As used herein, “Subsidiary” means any corporation, company or other entity, a majority of whose outstanding voting shares or voting power is beneficially owned directly or indirectly by the Company and includes any variable interest entity or subsidiary of a variable interest entity whose financial statements are included in the Company’s financial statements; “Board” means the board of directors of the Company; and “Eligible Person” includes any prospective employee, director, or consultant who has accepted an offer of employment or service and will be an Eligible Employee after the commencement of their service.

3. PLAN ADMINISTRATION

3.1	The Administrator.

(a)	This Plan shall be administered by and all awards under this Plan shall be authorized by the Administrator. The “Administrator” means the Board or one or more committees (or subcommittees, as the case may be) established by the Board or another committee (within its delegated authority) to administer all or certain aspects of this Plan. Any such committee shall be comprised solely of one or more directors (or such number of directors as may be required under applicable law).

(b)	A committee may delegate some or all of its authority to another committee so constituted. The Board or a committee comprised solely of directors may also delegate, to the extent permitted by applicable law, to one or more officers of the Company, its authority under this Plan. The Board may delegate different levels of authority to different committees with administrative power and grant authority under this Plan.

(c)	Unless otherwise provided in the memorandum and articles of association of the Company (as amended) or applicable charter of any Administrator: (i) a majority of the members of the acting Administrator shall constitute a quorum, and (ii) the vote of a majority of the members present, assuming the presence of a quorum or the unanimous written resolution of the members of the Administrator, shall constitute action by the acting Administrator.

3.2	Powers of the Administrator. Subject to the express provisions of this Plan, the Administrator is authorized and empowered to do all things necessary or desirable in connection with the authorization of awards and the administration of this Plan (in the case of a committee or delegation to one or more officers, within any express limits on the authority delegated to that committee or person(s)), including, without limitation, the authority to:

(a)	determine eligibility and, from among those persons determined to be eligible, determine the particular Eligible Persons who will receive an award under this Plan;

(b)	grant awards to Eligible Persons, determine the price (if any) at which securities will be offered or awarded and the number of securities to be offered or awarded to any of such persons (in the case of securities-based awards), determine the other specific terms and conditions of awards consistent with the express limits of this Plan, establish the installment(s) (if any) in which such awards shall become exercisable or shall vest (which may include, without limitation, performance and/or time-based schedules), or determine that no delayed exercisability or vesting is required, establish any applicable performance-based exercisability or vesting requirements, determine the circumstances in which any performance-based goals (or the applicable measure of performance) will be adjusted and the nature and impact of any such adjustment, determine the extent (if any) to which any applicable exercise and vesting requirements have been satisfied, establish the events (if any) on which exercisability or vesting may accelerate (which may include, without limitation, retirement and other specified terminations of employment or services, or other circumstances), and establish the events (if any) of termination, expiration or reversion of such awards;

(c)	approve the forms of any award agreements (which need not be identical either as to type of award or among participants);

(d)	construe and interpret this Plan and any agreements defining the rights and obligations of the Company, its Subsidiaries, and participants under this Plan, make any and all determinations under this Plan and any such agreements, further define the terms used in this Plan, and prescribe, amend and rescind rules and regulations relating to the administration of this Plan or the awards granted under this Plan, subject to any required consent under Section 8.6.5;

(e)	cancel, modify, or waive the Company’s rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consent under Section 8.6.5;

(f)	accelerate, waive or extend the vesting or exercisability, or modify or extend the term of any or all such outstanding awards (in the case of share options or share appreciation rights, within the maximum ten-year term of such awards) in such circumstances as the Administrator may deem appropriate (including, without limitation, in connection with a retirement or other termination of employment or services, or other circumstances) subject to any required consent under Section 8.6.5;

(g)	adjust the number of Ordinary Shares (as defined below) subject to any award, adjust the price of any or all outstanding awards or otherwise waive or change previously imposed terms and conditions, in such circumstances as the Administrator may deem appropriate, in each case subject to Sections 4 and 8.6;

(h)	determine the date of grant of an award, which may be a designated date after but not before the date of the Administrator’s action to approve the award (unless otherwise designated by the Administrator, the date of grant of an award shall be the date upon which the Administrator took the action approving the award);

(i)	determine whether, and the extent to which, adjustments are required pursuant to Section 7.1 hereof and take any other actions contemplated by Section 7 in connection with the occurrence of an event of the type described in Section 7;

(j)	acquire or settle (subject to Sections 7 and 8.6) rights under awards in Ordinary Shares (as defined below), cash, other shares of equivalent value, or other consideration;

(k)	determine the fair market value of the Ordinary Shares (as defined below) or awards under this Plan from time to time and/or the manner in which such value will be determined; and

(l)	implement any procedures, steps or additional or different requirements as may be necessary to comply with any laws of the People’s Republic of China (the “PRC”) or other jurisdictions that may be applicable to this Plan, any share option or any related documents, including, but not limited to, foreign exchange laws, tax laws and securities laws, or as required to qualify for preferred tax treatment under applicable tax laws.

3.3	Binding Determinations. Any determination or other action taken by, or inaction of, the Company, any Subsidiary, the Board, any Board committee or subcommittee, the Administrator or any of their delegates relating or pursuant to this Plan (or any award made under this Plan) and within its authority hereunder or under applicable law shall be within the absolute discretion of that entity or body and shall be conclusive and binding upon all persons.

3.4	Reliance on Experts. In making any determination or in taking or not taking any action under this Plan, the Administrator may obtain and may rely upon the advice of experts, including employees and professional advisors to the Company, its Subsidiaries, and any of their affiliates. No director, officer or agent of the Company, its Subsidiaries, or any of their affiliates shall be liable for any such action or determination taken or made or omitted in good faith.

3.5	Delegation. The Administrator may delegate ministerial, non-discretionary functions to individuals who are officers or employees of the Company or of any of its Subsidiaries or to third parties.

3.6	Share Option and Share Appreciation Right (“SAR”) Repricing. Subject to Section 4 and Section 8.6.5, the Administrator, from time to time and in its sole discretion, may provide for (a) the amendment of any outstanding share option, or SAR, to reduce the exercise price or base price of the award, (b) the cancellation, exchange, or surrender of an outstanding share option or SAR in exchange for cash or other awards (for the purpose of repricing the award or otherwise), or (c) the cancellation, exchange, or surrender of an outstanding share option or SAR in exchange for a share option or SAR with an exercise or base price that is less than the exercise or base price of the original award. For avoidance of doubt, the Administrator may take any or all of the foregoing actions under this Section 3.6 without shareholder approval.

4. ORDINARY SHARES SUBJECT TO THE PLAN; SHARE LIMITS

4.1	Shares Available. Subject to the provisions of Section 7.1, the shares that may be issued under this Plan shall be the Company’s authorized but unissued Ordinary Shares and any Ordinary Shares held as treasury shares. For purposes of this Plan, “Ordinary Shares” shall mean the class A ordinary shares, par value US$0.05 per share, in share capital of the Company, and such other securities or property as may become the subject of awards under this Plan, or may become subject to such awards, pursuant to an adjustment made under Section 7.1.

4.2	Share Limits.

(a)	The maximum number of Ordinary Shares that may be issued pursuant to awards granted to each Eligible Person under this Plan (the “Share Limit”) is equal to 83,856 Ordinary Shares.

(b)	The maximum number of Ordinary Shares that may be issued under this Plan is 83,856 Ordinary Shares.

(c)	No more than 83,856 Ordinary Shares may be issued under the Plan upon the exercise of ISOs.

(d)	Each of the foregoing numerical limits is subject to adjustment as contemplated by Section 4.3, Section 7.1, and Section 8.10.

4.3	Awards Settled in Cash, Reissue of Awards and Shares. To the extent that an award granted under this Plan is settled in cash or a form other than Ordinary Shares, the shares that would have been issued had there been no such cash or other settlement shall not be counted against the shares available for issuance under this Plan. In the event that Ordinary Shares are issued in respect of a dividend equivalent right granted under this Plan, the number of shares issued with respect to the award shall be counted against the share limits of this Plan. (For purposes of clarity, if 1,000 dividend equivalent rights are granted and outstanding when the Company pays a dividend, and 50 Ordinary Shares are issued in payment of those rights with respect to that dividend, 50 Ordinary Shares shall be counted against the share limits of this Plan). Shares that are subject to or underlie awards granted under this Plan which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or issued under this Plan, shall not be counted against the share limit and shall be available for subsequent awards under this Plan. Shares that are exchanged by a participant or withheld by the Company as full or partial payment in connection with any award under this Plan, as well as any shares exchanged by a participant or withheld by the Company to satisfy the tax withholding obligations related to any award, shall not be available for subsequent awards under this Plan.

4.4	Reservation of Shares; No Fractional Shares; Minimum Issue. Unless otherwise expressly provided by the Administrator, no fractional shares shall be issued under this Plan. The Administrator may pay cash in lieu of any fractional shares in settlements of awards under this Plan or otherwise deal with the fractions as the Administrator thinks fit. The Administrator may from time to time impose a limit (of not greater than 100 shares) on the minimum number of shares that may be purchased or exercised as to awards (or any particular award) granted under this Plan unless (as to any particular award) the total number purchased or exercised is the total number at the time available for purchase or exercise under the award.

5. AWARDS

5.1	Type and Form of Awards. The Administrator shall determine the type or types of award(s) to be made to each selected Eligible Person. Awards may be granted individually, in combination or in tandem. Each award shall be evidenced by a written or electronic award agreement or notice in a form approved by the Administrator (an “award agreement”), and, in each case and if required by the Administrator, executed or otherwise electronically accepted by the recipient of the award in such form and manner as the Administrator may require. In the event of any conflict between the provisions of the Plan and any such award agreements, the provisions of the Plan shall prevail. The types of awards that may be granted under this Plan are:

5.1.1	Share Options.

(a)	A share option is the grant of a right to purchase a specified number of Ordinary Shares during a specified period as determined by the Administrator.

(b)	A share option may be intended as an incentive stock option (an “ISO”), within the meaning of Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “US Tax Code”) or a nonqualified stock option (a share option not intended to be an ISO). The agreement evidencing the grant of a share option will indicate if the share option is intended as an ISO; otherwise, it will be deemed to be a nonqualified stock option. The maximum term of each share option (ISO or nonqualified) shall be set forth in the applicable award agreement, but shall not exceed ten (10) years from the date of grant.

(c)	The per share exercise price for each share option shall be determined by the Administrator and set forth in the applicable award agreement, provided that such per share exercise price shall be no less than the par value of the Ordinary Shares at any time. When a share option is exercised, the exercise price for the shares to be purchased shall be paid in full in cash or such other method permitted by the Administrator consistent with Section 5.5.

(d)	If a participant ceases to be an Eligible Person, the participant may exercise the share option within such period of time as is specified in the applicable award agreement to the extent that the share option is vested on the date of termination (but in no event later than the expiration of the term of such share option as set forth in the applicable award agreement). In the absence of a specified time in the award agreement, the share option will remain exercisable for three (3) months (or twelve (12) months in the case of termination on account of disability or death) following the participant’s termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to a share option, the Ordinary Shares covered by the unvested portion of the share option will be forfeited and will revert to the Plan and again will become available for grant under the Plan. If after termination, the participant does not exercise a share option as to all of the vested Ordinary Shares within the time specified by the Administrator, the share option will terminate, and remaining Ordinary Shares covered by such share option will be forfeited and will revert to the Plan and again will become available for grant under the Plan. For purposes of this subsection, “Disability” means total and permanent disability as defined in Section 22(e)(3) of the US Tax Code, provided that in the case of nonqualified stock options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

5.1.2	Additional Rules Applicable to ISOs.

(a)	To the extent that the aggregate fair market value (determined at the time of grant of the applicable share option) of shares with respect to which ISOs first become exercisable by a participant in any calendar year exceeds US$100,000, taking into account both Ordinary Shares subject to ISOs under this Plan and shares subject to ISOs under all other plans of the Company or one of its Subsidiaries (or any parent or predecessor corporation or company to the extent required by and within the meaning of Section 422 of the US Tax Code and the regulations promulgated thereunder), such share options shall be treated as nonqualified stock options. In reducing the number of share options treated as ISOs to meet the US$100,000 limit, the most recently granted share options shall be reduced first. To the extent a reduction of simultaneously granted share options is necessary to meet the US$100,000 limit, the Administrator may, in the manner and to the extent permitted by law, designate which Ordinary Shares are to be treated as shares acquired pursuant to the exercise of an ISO.

(b)	ISOs may only be granted to employees of the Company or one of its subsidiaries (for this purpose, the term “subsidiary” is used as defined in Section 424(f) of the US Tax Code, which generally requires an unbroken chain of ownership of at least 50% of the total combined voting power of all classes of shares of each subsidiary in the chain beginning with the Company and ending with the subsidiary in question).

(c)	There shall be imposed in any award agreement relating to ISOs such other terms and conditions as from time to time are required in order that the share option be an “incentive stock option” as that term is defined in Section 422 of the US Tax Code. The per share exercise price for each ISO shall be not less than 100% of the fair market value of an Ordinary Share on the date of grant of the share option nor less than the par value of the Ordinary Shares. Furthermore, no ISO may be granted to any person who, at the time the share option is granted, owns (or is deemed to own under Section 424(d) of the US Tax Code) outstanding shares possessing more than 10% of the total combined voting power of all classes of shares of the Company, unless the exercise price of such share option is at least 110% of the fair market value of the shares subject to the share option and such share option by its terms is not exercisable after the expiration of five years from the date of grant.

(d)	If an otherwise-intended ISO fails to meet the applicable requirements of Section 422 of the US Tax Code, whether in form or operation, the share option shall be a nonqualified stock option.

5.1.3	Share Appreciation Rights. A share appreciation right or “SAR” is a right to receive a payment, in cash and/or Ordinary Shares, equal to the excess of the fair market value of a specified number of Ordinary Shares on the date the SAR is exercised over the “base price” of the award, which base price shall be determined by the Administrator and set forth in the applicable award agreement. The maximum term of a SAR shall be set forth in the applicable award agreement, but it shall not exceed ten (10) years from the date of grant.

5.1.4	Other Awards. The other types of awards that may be granted under this Plan include restricted shares, restricted share units representing an unfunded and unsecured promise to issue Ordinary Shares in the future, or similar rights to purchase or acquire Ordinary Shares, whether at a fixed or variable price (or no price), and any of which may (but need not) be fully vested at grant or vest upon the passage of time, the occurrence of one or more events, the satisfaction of performance criteria or other conditions, or any combination thereof. Dividend equivalent rights, representing the right to receive the amount of any dividend paid on any Ordinary Share underlying an award, may be granted as a separate award or in connection with another award under the Plan and shall be subject to the same restrictions as the related award, in which case they shall be accumulated (without interest) during the period of restriction and paid or forfeited when the related award is paid or forfeited, as the case may be.

5.2	Reserved.

5.3	Reserved.

5.4	Settlements and Deferrals. Payment of awards may be in the form of cash, Ordinary Shares, other awards or combinations thereof as the Administrator shall determine, and with such restrictions as it may impose. The Administrator may also require or permit participants to elect to defer the issuance of shares or the settlement of awards under such rules and procedures as it may establish under this Plan. The Administrator may also provide that deferred settlements include the payment or crediting of interest or other earnings on the deferred amounts, or the payment or crediting of dividends or dividend equivalents on the deferred amounts.

5.5	Consideration for Ordinary Shares or Awards. The exercise price or other purchase price for any award granted under this Plan or the Ordinary Shares to be issued pursuant to an award, as applicable, may be paid by:

(a)	services rendered by the recipient of such award;

(b)	cash, check payable to the order of the Company, or electronic funds transfer;

(c)	delivery of previously-owned Ordinary Shares which meet the conditions established by the Administrator to avoid adverse accounting consequences to the Company (as determined by the Administrator);

(d)	a broker-assisted cashless exercise in accordance with procedures approved by the Administrator, whereby payment may be satisfied, in whole or in part, with Ordinary Shares subject to the award by delivery of an irrevocable direction to a securities broker (on a form prescribed by the Administrator) to sell Ordinary Shares and to deliver all or part of the sale proceeds to the Company;

(e)	delivery of a notice of “net exercise” to the Company, pursuant to which the participant shall receive the number of Ordinary Shares reduced by the number of Ordinary Shares equal to the aggregate exercise price or purchase price of the award divided by the fair market value on the date of exercise or purchase, as applicable;

(f)	such other consideration and method of payment for the issuance of Ordinary Shares to the extent permitted by applicable laws; or

(g)	any combination of the foregoing methods of payment.

In no event shall any shares newly-issued by the Company be issued for less than the minimum lawful consideration for such shares or for consideration other than consideration permitted by applicable law. The Company will not be obligated to issue any shares unless and until it receives full payment of the exercise or purchase price therefor and any related withholding obligations under Section 8.5 and any other conditions to exercise or purchase have been satisfied. Unless otherwise expressly provided in the applicable award agreement, the Administrator may at any time eliminate or limit a participant’s ability to pay the purchase or exercise price of any award or shares by any method other than cash payment to the Company. The Administrator may take all actions necessary to alter the method of share option exercise and the exchange and transmittal of proceeds with respect to participants resident in the PRC not having permanent residence in a country other than the PRC in order to comply with applicable PRC laws and regulations, including, without limitation, PRC foreign exchange, securities and tax laws and regulations.

5.6	Definition of Fair Market Value. For purposes of this Plan, if the Ordinary Shares are listed and actively traded on an internationally recognized securities exchange (the “Exchange”), then unless otherwise determined by the Administrator, “fair market value” shall mean the closing price (in regular trading) for an Ordinary Share as reported on the Exchange on which the Ordinary Shares are listed for the date in question or, if no sales of Ordinary Shares were reported on the Exchange on that date, the closing price on the next preceding day on which sales of Ordinary Shares were reported. The Administrator may, however, provide with respect to one or more awards that fair market value shall equal the closing price (in regular trading) for an Ordinary Share as reported by the Exchange on the last day preceding the date in question or the average of high and low trading prices of an Ordinary Share as reported by the Exchange for the date in question or the most recent trading day. If the Ordinary Shares are no longer listed or actively traded on the Exchange as of the applicable date, the fair market value of the Ordinary Shares shall be the value as reasonably determined by the Administrator for purposes of the award in the circumstances. The Administrator also may adopt a different methodology for determining fair market value with respect to one or more awards if a different methodology is necessary or advisable to secure any intended favorable tax, legal or other treatment for the particular award(s) (for example, and without limitation, the Administrator may provide that fair market value for purposes of one or more awards will be based on an average of closing prices (or the average of high and low daily trading prices) for a specified period preceding the relevant date).

5.7	Transfer Restrictions.

5.7.1	Limitations on Exercise and Transfer. Unless otherwise expressly provided in (or pursuant to) this Section 5.7 or required by applicable law: (a) all awards are non-transferable and shall not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge; (b) awards shall be exercised only by the participant; and (c) amounts payable or shares issuable pursuant to any award shall be issued only to (or for the account of) the participant.

5.7.2	Exceptions. The Administrator may permit awards to be exercised by and paid to, or otherwise transferred to, other persons or entities pursuant to such conditions and procedures, including limitations on subsequent transfers, as the Administrator may, in its sole discretion, establish in writing. Any permitted transfer shall be subject to compliance with applicable federal and state securities laws and shall not be for value (other than nominal consideration, settlement of marital property rights, or for interests in an entity in which more than 50% of the voting interests are held by the Eligible Person or by the Eligible Person’s family members).

5.7.3	Further Exceptions to Limits on Transfer. The exercise and transfer restrictions in Section 5.7.1 shall not apply to:

(a)	transfers to the Company (for example, in connection with the expiration or termination of the award);

(b)	the designation of a beneficiary to receive benefits in the event of the participant’s death (provided such designation is received by the Administrator prior to the participant’s death) or, if the participant has died, transfers to or exercise by the participant’s beneficiary, or, in the absence of a validly designated beneficiary, transfers by will or the laws of descent and distribution;

(c)	subject to any applicable limitations on ISOs, transfers to a family member (or former family member) pursuant to a domestic relations order if approved or ratified by the Administrator;

(d)	if the participant has suffered a disability, permitted transfers or exercises on behalf of the participant by his or her legal representative; or

(e)	the authorization by the Administrator of “cashless exercise” procedures with third parties who provide financing for the purpose of (or who otherwise facilitate) the exercise of awards consistent with applicable laws and any limitations imposed by the Administrator.

6. EFFECT OF TERMINATION OF EMPLOYMENT OR SERVICE ON AWARDS

6.1	General. The Administrator shall establish the effect (if any) of a termination of employment or service on the rights and benefits under each award under this Plan and in so doing may make distinctions based upon, inter alia, the cause of termination and type of award. If the participant is not an employee of the Company or one of its Subsidiaries, is not a member of the Board, and provides other services to the Company or one of its Subsidiaries, the Administrator shall be the sole judge for purposes of this Plan (unless a contract or the award otherwise provides) of whether the participant continues to render services to the Company or one of its Subsidiaries and the date, if any, upon which such services shall be deemed to have terminated.

6.2	Events Not Deemed Terminations of Service. Unless the express policy of the Company or one of its Subsidiaries, or the Administrator, otherwise provides, or except as otherwise required by applicable law, the employment relationship shall not be considered terminated in the case of (a) sick leave, (b) military leave, or (c) any other leave of absence authorized by the Company or one of its Subsidiaries, or the Administrator; provided that, unless reemployment upon the expiration of such leave is guaranteed by contract or law or the Administrator otherwise provides, such leave is for a period of not more than three months. In the case of any employee of the Company or one of its Subsidiaries on an approved leave of absence, continued vesting of the award while on leave from the employ of the Company or one of its Subsidiaries may be suspended until the employee returns to service, unless the Administrator otherwise provides or applicable law otherwise requires. In no event shall an award be exercised after the expiration of any applicable maximum term of the award.

6.3	Effect of Change of Subsidiary Status. For purposes of this Plan and any award, if an entity ceases to be a Subsidiary of the Company, a termination of employment or service shall be deemed to have occurred with respect to each Eligible Person in respect of such Subsidiary who does not continue as an Eligible Person in respect of the Company or another Subsidiary that continues as such after giving effect to the transaction or other event giving rise to the change in status unless the Subsidiary that is sold, spun-off or otherwise divested (or its successor or a direct or indirect parent of such Subsidiary or successor) assumes the participant’s award(s) in connection with such transaction.

7. ADJUSTMENTS; CORPORATE TRANSACTIONS; ACCELERATIONS

7.1	Adjustments.

(a)	Subject to Section 7.2, upon (or, as may be necessary to effect the adjustment, immediately prior to): any share reclassification, share sub-division (including a share sub-division in the form of a share capitalization); any merger, consolidation, conversion or other reorganization; or any exchange of Ordinary Shares or other securities of the Company, or any similar, unusual or extraordinary corporate transaction in respect of the Ordinary Shares; then the Administrator shall equitably and proportionately adjust:

(i)	the number and type of Ordinary Shares (or other securities) that thereafter may be made the subject of awards (including the specific share limits, maximums and numbers of shares set forth elsewhere in this Plan),

(ii)	the number, amount, class and type of Ordinary Shares (or other securities or property) subject to any outstanding awards,

(iii)	the grant, purchase, or exercise price (which term includes the base price of any SAR or similar right) of any outstanding awards, and/or

(iv)	the securities, cash or other property issuable upon exercise or payment of any outstanding awards, in each case to the extent necessary to preserve (but not increase) the level of incentives intended by this Plan and the then-outstanding awards.

(b)	Without limiting the generality of Section 3.3, any good faith determination by the Administrator as to whether an adjustment is required in the circumstances pursuant to this Section 7.1, and the extent and nature of any such adjustment, shall be conclusive and binding on all persons.

7.2	Corporate Transactions - Assumption and Termination of Awards.

(a)	Upon any event in which the Company does not survive, or does not survive as a public company in respect of its Ordinary Shares (including, without limitation, winding-up, liquidation or dissolution, merger, combination, consolidation, conversion, exchange of securities or other reorganization, or a sale of all of the business, shares or assets of the Company, in any case in connection with which the Company does not survive or does not survive as a public company in respect of its Ordinary Shares), then the Administrator may make provision for a cash payment in settlement of, or for the termination, assumption, substitution or exchange of any or all outstanding awards or the cash, securities or property issuable to the holder of any or all outstanding awards, based upon, to the extent relevant under the circumstances, the distribution or consideration payable to holders of the Ordinary Shares upon or in respect of such event. Upon the occurrence of any event described in the preceding sentence in connection with which the Administrator has made provision for the award to be terminated (and the Administrator has not made a provision for the substitution, assumption, exchange or other continuation or settlement of the award):

(i)	unless otherwise provided in the applicable award agreement, each then-outstanding share option and SAR shall become fully vested, all restricted shares then outstanding shall fully vest free of restrictions, and each other award granted under this Plan that is then outstanding shall become payable to the holder of such award (with any performance goals applicable to the award in each case being deemed met, unless otherwise provided in the award agreement, at the “target” performance level); and

(ii)	each award shall terminate upon the related event; provided that the holder of a share option or SAR shall be given reasonable advance notice of the impending termination and a reasonable opportunity to exercise his or her outstanding vested share options and SARs (after giving effect to any accelerated vesting required in the circumstances) in accordance with their terms before the termination of such awards (except that in no case shall more than ten days’ notice of the impending termination be required and any acceleration of vesting and any exercise of any portion of an award that is so accelerated may be made contingent upon the actual occurrence of the event).

(b)	Without limiting the preceding subsection(a), in connection with any event referred to in the preceding subsection (a) or any change in control event defined in any applicable award agreement, the Administrator may, in its discretion, provide for the accelerated vesting of any award or awards as and to the extent determined by the Administrator in the circumstances.

(c)	For purposes of this Section 7.2, an award shall be deemed to have been “assumed” if (without limiting other circumstances in which an award is assumed) the award continues after an event referred to above in this Section 7.2, and/or is assumed and continued by the surviving entity following such event (including, without limitation, an entity that, as a result of such event, owns the Company or all or substantially all of the Company’s assets directly or through one or more subsidiaries (a “Parent”)), and confers the right to purchase or receive, as applicable and subject to vesting and the other terms and conditions of the award, for each Ordinary Share subject to the award immediately prior to the event, the consideration (whether cash, shares, or other securities or property) received in the event by the shareholders of the Company for each Ordinary Share sold or exchanged in such event (or the consideration received by a majority of the shareholders participating in such event if the shareholders were offered a choice of consideration); provided, however, that if the consideration offered for an Ordinary Share in the event is not solely the ordinary common stock or shares of a successor company or corporation or a Parent, the Administrator may provide for the consideration to be received upon exercise or payment of the award, for each share subject to the award, to be solely ordinary common stock or shares of the successor company or corporation or a Parent equal in fair market value to the per share consideration received by the shareholders participating in the event.

(d)	The Administrator may adopt such valuation methodologies for outstanding awards as it deems reasonable in the event of a cash or property settlement and, in the case of share options, SARs or similar rights, but without limitation on other methodologies, may base such settlement solely upon the excess if any of the per share amount payable upon or in respect of such event over the exercise or base price of the award. In the case of a share option, SAR or similar right as to which the per share amount payable upon or in respect of such event is less than or equal to the exercise or base price of the award, the Administrator may terminate such award in connection with an event referred to in this Section 7.2 without any payment in respect of such award.

(e)	In any of the events referred to in this Section 7.2, the Administrator may take such action contemplated by this Section 7.2 prior to such event (as opposed to on the occurrence of such event) to the extent that the Administrator deems the action necessary to permit the participant to realize the benefits intended to be conveyed with respect to the underlying shares. Without limiting the generality of the foregoing, the Administrator may deem an acceleration to occur immediately prior to the applicable event and, in such circumstances, will reinstate the original terms of the award if an event giving rise to an acceleration and/or termination does not occur.

(f)	Without limiting the generality of Section 3.3, any good faith determination by the Administrator pursuant to its authority under this Section 7.2 shall be conclusive and binding on all persons.

7.3	Other Acceleration Rules. The Administrator may override the provisions of Section 7.2 by express provision in the award agreement and may accord any Eligible Person a right to refuse any acceleration, whether pursuant to the award agreement or otherwise, in such circumstances as the Administrator may approve. The portion of any ISO accelerated in connection with an event referred to in Section 7.2 (or such other circumstances as may trigger accelerated vesting of the award) shall remain exercisable as an ISO only to the extent the applicable US$100,000 limitation on ISOs is not exceeded. To the extent exceeded, the accelerated portion of the share option shall be exercisable as a nonqualified stock option under the US Tax Code.

8. OTHER PROVISIONS

8.1	Compliance with Laws. This Plan, the granting and vesting of awards under this Plan, the offer, issuance of Ordinary Shares, and/or the payment of money under this Plan or under awards are subject to compliance with all applicable federal, state, local and foreign laws, rules and regulations (including but not limited to state and federal securities law and federal margin requirements) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. The person acquiring any securities under this Plan will, if requested by the Company or one of its Subsidiaries, provide such assurances and representations to the Company or one of its Subsidiaries as the Administrator may deem necessary or desirable to assure compliance with all applicable legal and accounting requirements.

8.2	No Rights to Award. No person shall have any claim or rights to be granted an award (or additional awards, as the case may be) under this Plan, subject to any express contractual rights (set forth in a document other than this Plan) to the contrary.

8.3	No Employment/Service Contract. Nothing contained in this Plan (or in any other documents under this Plan or in any award) shall confer upon any Eligible Person or other participant any right to continue in the employ or other service of the Company or one of its Subsidiaries, constitute any contract or agreement of employment or other service or affect an employee’s status as an employee at will, nor shall interfere in any way with the right of the Company or one of its Subsidiaries to change a person’s compensation or other benefits, or to terminate his or her employment or other service, with or without cause. Nothing in this Section 8.3, however, is intended to adversely affect any express independent right of such person under a separate employment or service contract other than an award agreement.

8.4	Plan Not Funded. Awards payable under this Plan shall be payable in shares or from the general assets of the Company, and no special or separate reserve, fund or deposit shall be made to assure payment of such awards. No participant, beneficiary or other person shall have any right, title or interest in any fund or in any specific asset (including Ordinary Shares, except as expressly otherwise provided) of the Company or one of its Subsidiaries by reason of any award hereunder. Neither the provisions of this Plan (or of any related documents), nor the creation or adoption of this Plan, nor any action taken pursuant to the provisions of this Plan shall create, or be construed to create, a trust of any kind or a fiduciary relationship between the Company or one of its Subsidiaries and any participant, beneficiary or other person. To the extent that a participant, beneficiary or other person acquires a right to receive payment pursuant to any award hereunder, such right shall be no greater than the right of any unsecured general creditor of the Company.

8.5	Tax Withholding. Upon any exercise, vesting, or payment of any award, or upon any other tax withholding event with respect to any award, arrangements satisfactory to the Company shall be made to provide for any taxes the Company or any of its Subsidiaries may be required to withhold with respect to such award event or payment. Such arrangements may include (but are not limited to) any one of (or a combination of) the following:

(a)	the Company or one of its Subsidiaries shall have the right to require the participant (or the participant’s personal representative or beneficiary, as the case may be) to pay or provide for payment of at least the minimum amount of any taxes which the Company or one of its Subsidiaries may be required to withhold with respect to such award event or payment;

(b)	the Company or one of its Subsidiaries shall have the right to deduct from any amount otherwise payable in cash (whether related to the award or otherwise) to the participant (or the participant’s personal representative or beneficiary, as the case may be) the minimum amount of any taxes which the Company or one of its Subsidiaries may be required to withhold with respect to such award event or payment; and

(c)	in any case where a tax is required to be withheld in connection with the issuance of Ordinary Shares under this Plan, the Administrator may in its sole discretion (subject to Section 8.1) require or grant (either at the time of the award or thereafter) to the participant the right to elect, pursuant to such rules and subject to such conditions as the Administrator may establish, that the Company reduce the number of shares to be issued by (or otherwise reacquire) the appropriate number of shares, valued in a consistent manner at their fair market value or at the sales price in accordance with authorized procedures for cashless exercises, necessary to satisfy the minimum applicable withholding obligation on exercise, vesting or payment. Unless otherwise provided by the Administrator, in no event shall the shares withheld exceed the minimum whole number of shares required for tax withholding under applicable law.

8.6	Effective Date, Termination and Suspension, Amendments.

8.6.1	Effective Date. This Plan is effective as of the date of its approval by the shareholders of the Company (the “Effective Date”). Unless earlier terminated by the Board, this Plan shall terminate at the close of business on the day before the tenth anniversary of the Effective Date. After the termination of this Plan either upon such stated termination date or its earlier termination by the Board, no additional awards may be granted under this Plan, but previously granted awards (and the authority of the Administrator with respect thereto, including the authority to amend such awards) shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of this Plan.

8.6.2	Board Authorization. The Board may, at any time, terminate or, from time to time, amend, modify or suspend this Plan, in whole or in part. No awards may be granted during any period that the Board suspends this Plan.

8.6.3	Shareholder Approval. To the extent then required by applicable law or deemed necessary or advisable by the Board, any amendment to this Plan shall be subject to shareholder approval, but otherwise no shareholder approval shall be required for any amendment to this Plan.

8.6.4	Amendments to Awards. Without limiting any other express authority of the Administrator under (but subject to) the express limits of this Plan, the Administrator by agreement or resolution may waive conditions of or limitations on awards to participants that the Administrator in the prior exercise of its discretion has imposed, without the consent of a participant, and (subject to the requirements of Sections 3.2 and 8.6.5) may make other changes to the terms and conditions of awards.

8.6.5	Limitations on Amendments to Plan and Awards. No amendment, suspension or termination of this Plan or amendment of any outstanding award agreement shall, without written consent of the participant, affect in any manner materially adverse to the participant any rights or benefits of the participant or obligations of the Company under any award granted under this Plan prior to the effective date of such change. Changes, settlements and other actions contemplated by Section 7 shall not be deemed to constitute changes or amendments for purposes of this Section 8.6.

8.7	Privileges of Share Ownership. Except as otherwise expressly authorized by the Administrator, a participant shall not be entitled to any privilege of share ownership as to any Ordinary Shares not actually issued to and held of record by the participant. Except as expressly required by Section 7.1 or otherwise expressly provided by the Administrator, no adjustment will be made for dividends or other rights as a shareholder for which a record date is prior to such date of issuance.

8.8	Governing Law; Construction; Severability.

8.8.1	Choice of Law. This Plan, the awards, all documents evidencing awards and all other related documents shall be governed by, and construed in accordance with, the internal laws of the State of New York, without reference to any conflict of law principles.

8.8.2	Severability. If a court of competent jurisdiction holds any provision invalid and unenforceable, the remaining provisions of this Plan shall continue in effect.

8.9	Captions. Captions and headings are given to the sections and subsections of this Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of this Plan or any provision thereof.

8.10	Share-Based Awards in Substitution for Share Options or Awards Granted by Other Company. Awards may be granted to Eligible Persons in substitution for or in connection with an assumption of employee share options, SARs, restricted shares or other share-based awards granted by other entities to persons who are or who will become Eligible Persons in respect of the Company or one of its Subsidiaries, in connection with a distribution, merger or other reorganization by or with the granting entity or an affiliated entity, or the acquisition by the Company or one of its Subsidiaries, directly or indirectly, of all or a substantial part of the shares or assets of the employing entity. The awards so granted need not comply with other specific terms of this Plan, provided the awards reflect adjustments giving effect to the assumption or substitution consistent with any conversion applicable to the Ordinary Shares (or the securities otherwise subject to the award) in the transaction and any change in the issuer of the security. Any shares that are issued and any awards that are granted by, or become obligations of, the Company, as a result of the assumption by the Company of, or in substitution for, outstanding awards previously granted or assumed by an acquired company (or previously granted or assumed by a predecessor employer (or direct or indirect parent thereof) in the case of persons that become employed by the Company or one of its Subsidiaries in connection with a business or asset acquisition or similar transaction) shall not be counted against the Share Limit or other limits on the number of shares available for issuance under this Plan.

8.11	Non-Exclusivity of Plan. Nothing in this Plan shall limit or be deemed to limit the authority of the Board or the Administrator to grant awards or authorize any other compensation, with or without reference to the Ordinary Shares, under any other plan or authority.

8.12	No Corporate Action Restriction. The existence of this Plan, the award agreements and the awards granted hereunder shall not limit, affect or restrict in any way the right or power of the Company or any Subsidiary (or any of their respective shareholders, boards of directors or committees thereof (or any subcommittee), as the case may be) to make or authorize:

(a)	any adjustment, recapitalization, reorganization or other change in the capital structure or business of the Company or any Subsidiary,

(b)	any merger, amalgamation, consolidation or change in the ownership of the Company or any Subsidiary,

(c)	any issue of bonds, debentures, capital, preferred or prior preference shares ahead of or affecting the capital shares (or the rights thereof) of the Company or any Subsidiary,

(d)	any dissolution or liquidation of the Company or any Subsidiary,

(e)	any sale or transfer of all or any part of the assets or business of the Company or any Subsidiary,

(f)	any other award, grant, or payment of incentives or other compensation under any other plan or authority (or any other action with respect to any benefit, incentive or compensation) or

(g)	any other corporate act or proceeding by the Company or any Subsidiary.

No participant, beneficiary or any other person shall have any claim under any award or award agreement against any member of the Board or the Administrator, or the Company or any employees, officers or agents of the Company or any Subsidiary, as a result of any such action. Awards need not be structured so as to be deductible for tax purposes.

8.13	Discretionary Nature of Plan. The benefits and rights provided under the Plan are wholly discretionary and, although provided by the Company, do not constitute regular or periodic payments. Unless otherwise required by applicable laws, the benefits and rights provided under the Plan are not to be considered part of a participant’s salary or compensation or for purposes of calculating any severance, resignation, redundancy, or other end of service payments, vacation, bonuses, long-term service awards, indemnification, pension or retirement benefits, or any other payments, benefits or rights of any kind. By acceptance of an award, a participant waives any and all rights to compensation or damages as a result of the termination of employment with the Company or any Subsidiary for any reason whatsoever insofar as those rights result or may result from this Plan or any award.

8.14	Clawback Policy. The awards granted under this Plan are subject to the terms of the Company’s recoupment, clawback or similar policy as it may be in effect from time to time, as well as any similar provisions of applicable law or equity principles, any of which could in certain circumstances require repayment or forfeiture of awards or any Ordinary Shares or other cash or property received with respect to the awards (including any value received from a disposition of the shares acquired upon payment of the awards).

8.15	Interpretation. In this Plan:

(a)	any forfeiture of Ordinary Shares described herein will take effect as a surrender of shares for no consideration of such Ordinary Shares as a matter of Cayman Islands law;

(b)	any share dividends described herein will take effect as share capitalizations as a matter of Cayman Islands law;

(c)	any share splits described herein will take effect as share sub-divisions as a matter of Cayman Islands law;

(d)	the allotment and issuance of Ordinary Shares pursuant to the terms of this Plan following the exercise of a share option or award shall be subject to the provisions of the memorandum and articles of association of the Company then in effect; and

(e)

as a matter of Cayman Islands law, shares shall not in fact be legally issued, transferred, redeemed, repurchased or forfeited until the time at which the appropriate entries are made in Register of Members of the Company (the Register of Members being prima facie evidence of legal title to shares).